    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000.

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                                 800.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             OREGON                            5961                          93-1237185
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                                1516 NW THURMAN
                             PORTLAND, OREGON 97209
                                 (503) 944-3600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                GREGORY L. DREW
                            CHIEF EXECUTIVE OFFICER
                                1516 NW THURMAN
                             PORTLAND, OREGON 97209
                                 (503) 944-3600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           -------------------------

                                   COPIES TO:

                 ROY W. TUCKER                                    PETER T. HEALY
                PERKINS COIE LLP                              O'MELVENY & MYERS LLP
        1211 SW FIFTH AVENUE, 15TH FLOOR                  275 BATTERY STREET, 26TH FLOOR
             PORTLAND, OREGON 97204                          SAN FRANCISCO, CA 94111
                 (503) 727-2000                                   (415) 984-8833

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS                                    PROPOSED MAXIMUM                     AMOUNT OF
OF SECURITIES TO BE REGISTERED                   AGGREGATE OFFERING AMOUNT(1)           REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock..................................            $60,000,000                        $15,840
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) based on the estimate of the maximum aggregate offering price.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED MARCH 23, 2000

                                 [800.COM LOGO]

                                                SHARES
                                  COMMON STOCK

     800.COM is offering           shares of its common stock. This is our
initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "EHDC." We anticipate that the initial public
offering price will be between $     and $     per share.

                           -------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                           -------------------------

                                                              PER SHARE      TOTAL
                                                              ---------    ----------
Public Offering Price.......................................   $    []     $[        ]
Underwriting Discounts and Commissions......................   $    []     $[        ]
Proceeds to 800.COM.........................................   $    []     $[        ]

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     800.COM has granted the underwriters a 30-day option to purchase up to an
additional           shares of common stock to cover over-allotments.

                           -------------------------

ROBERTSON STEPHENS
                         DAIN RAUSCHER WESSELS
                                               PRUDENTIAL VOLPE TECHNOLOGY
                                                     A UNIT OF PRUDENTIAL
                                               SECURITIES

               The date of this prospectus is             , 2000.

                            DESCRIPTION OF GRAPHICS


INSIDE FRONT COVER

The graphic features our logo in the upper left-hand corner. The 800.COM logo consists of the words "800 dot COM" placed upon a background of a black oval with the word "dot" encapsulated in a red circle. The words are surrounded by a series of red, orange, and yellow halos. There are photographs of five products we sell. Starting below the logo and moving clockwise, they are: a MP3 player, a television, a portable compact disc player, a camera and a DVD player. The bottom right-hand corner of the graphic reads "Electronics. And more."


GATEFOLD

Across the top is the text "800.COM is changing the way people shop for electronics." Below this statement along the left side of the gatefold is the text "At 800.COM we don't just sell electronics. We help people who want electronics find the perfect equipment for their lives."

Below the text and also along the left side of the gatefold, is a partial screen shot that lists departments within our online store. At the top of the table is the heading "Video" with the following sub-headings: "Televisions," "DVD Players," "TiVo/Replay TV," "VCRs," "Camcorders," "DIRECTV Systems" and "WebTV." The second heading is "Audio," with the following sub-headings:
"Systems," "Receivers," "Preamps/Processors," "Amplifiers," "Equalizers," "CD Players," "Tape Decks," "Minidiscs" and "Speakers." The third heading is "Digital Cameras" with the following sub-headings: "Digital Cameras" and "Peripherals." The fourth heading is "Personal Electronics" with the following sub-headings: "Boomboxes," "Personal Stereos," "Personal CD Players," "Radios," "MP3," "Clock Radios" and "Portable Minidiscs." The fifth heading is "Car Audio," with the following sub-headings: "Car Audio Wizard," "Car CD Players," "Car Cassette Players," "Car CD Changers," "Car Amplifiers" and "Car Speakers." The sixth heading is "Phones/Communication" with the following sub-headings:
"Cordless Phones," "Corded Phones," "Answering Machines/Caller ID" and "Two-Way Radios."

Centered in the upper portion of the gatefold is a three row table. The first row has the following titles: "BUYING CYCLE," "INTEREST," "INVESTIGATE," "REFERENCE," "SELECT," "ACQUIRE," "ACCEPT" and "REPURCHASE." The second row reads from left to right as follows: "CUSTOMERS NEEDS," "WHAT'S NEWS," "EXPERT ADVICE," "PEER ADVICE," "RETAILER ADVICE," "RIGHT PRODUCT," "RETAILER SUPPORT" and "NO REMORSE." The third row reads from left to right as follows: "800.COM DELIVERS," "Value-Added Promotions," "Industry Resources," "Community Resources," "Pre-sales Support," "Direct Fulfillment," "Post-sales Support" and "Loyalty Programs."

     Below the table are example relating to the table. Beneath the "Value Added Promotions" table entry is the following list: "Latest Products," "Custom Stores," "No Sales Tax" and "Shipping Offers," and photographs of a camcorder, a CD, DVD, and VHS tape, and a large television. Above the camcorder is the text "More electronics." To the right of the television is a graphic that contains the text "Red Carpet Delivery" and a picture of a red carpet. Below this graphic is the text "Our Red Carpet Delivery not only brings 32" TVs (or bigger) to the consumer's door, but we'll also take it inside, unpack it and haul away the boxes." Beneath the "Industry Resources" table entry is the following list:
"Articles," "Industry News," "Educational Modules," "Buying Guides," and a paragraph of text titled "More Information." that reads "800.COM provides charts, articles, reviews, comparisons and everything people need to make an informed decision." Below the Community Resources table entry is the following list: "User Reviews," "User Ratings," "Discussion Groups" and "Wish Lists." Below the "Pre-Sales Support" table entry is the following list: "Comparisons," "Product Info," "Detailed Specs," "Decision Tools" and "Zoom Photos," and a graphic of a screen shot showing a zoom photo of a stereo component, with text below the screen shot stating "Detailed views show you exactly what you're buying." Beneath the "Direct Fulfillment" table entry is the following list:
"Broad Selection," "Competitive Price," "Liberal Returns," "Order Tracking" and "Fast Delivery," and a picture of our warehouse with text below the picture stating "Our products are shipped from our dedicated fulfillment center." Beneath the "Post-Sales Support" table entry is the following list: "Product Experts," "Configuration Assistance," "Online Support," "Phone Support" and "After Care Program," and a paragraph of text titled "More Service." that reads "Our trained product specialists are available seven days a week over the phone, through e-mail or even by connecting online." There are two pictures under the paragraph. The first is of our customer care center. The second is a screen shot of the home page of our Web site. Beneath the second picture is the text "At 800.COM people find everything they need to make an informed decision in one place." Beneath the "Loyalty Programs" table entry is the following list:
"Special Offers," "Personal Reminders," "Manufacturer News," and "Frequent Buyer Programs," and a paragraph of text titled "More brands." that reads "We are authorized retailers of a broad selection of brands, so people can compare." Beneath the paragraph are graphic brand logos for some of the products we carry:
Sony, JBL, Pioneer, Olympus, RCA, Kenwood, Zenith, Sanyo, Fisher and Sharp, followed by the text "and 50 more..."

The lower left side of the gatefold has the 800.COM logo with our slogan, "Electronics. And More." below the logo.

INSIDE BACK COVER

There are five items describing 800.COM's value-added service for online consumer electronic purchasing. Each item consists of a graphic, a title and a text description. The graphics are on the left. Each title is directly to the right of its graphic with the text directly below the title.

The first graphic is a bell. The title is "Service." The text is "We help people who want electronics to make an informed and satisfying purchase. We help them before and after the purchase. We're there seven days a week. Anyone can call to our call center or get online live support from our experts. We know how it feels not to be understood. We're consumers too."

The second graphic is three stereo speakers. The title is "Selection." The text is "We have many brands, like Sony, Pioneer, Kenwood, Aiwa, JVC and Philips, so people can compare. If someone doesn't like the equipment they just got, it can easily be returned. Because the only thing you should feel remorseful about, is blasting you neighbors everytime you turn that new stereo system on."

The third graphic is an opened book. The title is "Resources." The text is "Clicking 800.COM can hook people up not only with our experts, but with other shoppers as well. We also provide charts, articles, reviews - basically everything you need to make an informed decision. Because there are many occasions when you want to be alone. But buying electronics is not one of them."

The fourth graphic is a paper shopping bag with the 800.COM logo on it. The title is "Convenience." The text is "At 800.COM people find everything they need in one place. And they don't have to worry about carrying and getting the new equipment to their house. Our Red Carpet Delivery not only brings the big stuff into your home, we also unpack it, and even take the boxes away to recycle. Bad news for chiropractors."

The fifth graphic is the 800.COM logo with the slogan "Electronics. And More." below it. The title is "800.COM." The text is "We are a leading online specialty retailer of consumer electronics and related products."

BACK COVER

There is a graphic centered on the page consisting of the 800.COM logo with the slogan "Electronics. And More." below it.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS DOCUMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    3
Risk Factors................................................    7
Use of Proceeds.............................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Dilution....................................................   17
Selected Financial Data.....................................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   26
Management..................................................   40
Related Party Transactions..................................   45
Principal Shareholders......................................   47
Description of Capital Stock................................   50
Shares Eligible for Future Sale.............................   53
Underwriting................................................   55
Legal Matters...............................................   58
Experts.....................................................   58
Where You Can Find More Information About Us................   58
Index to Financial Statements...............................  F-1

                           -------------------------

     We hold a registered trademark for the 800.COM logo and a trademark on 800.COM. This prospectus contains service marks, trademarks and trade names of other companies which are the property of their respective owners.

                                    SUMMARY

     You should read this summary together with the more detailed information in this prospectus, including "Risk Factors" and our financial statements and notes to those statements, regarding our company and the common stock being sold in this offering.

                                    800.COM

     We are a leading online specialty retailer of consumer electronics and related products. We offer a value-added shopping experience for consumer electronics that we believe is superior to our competitors. As an authorized retailer for over 60 of the most widely-recognized consumer electronics brands, we feature a broad selection of consumer electronics, including televisions, DVD players, VCRs, home stereo equipment, digital cameras, portable stereos, personal CD players, MP3 players, car audio, telephones, other communications products and accessories. We offer our products in combination with detailed product specifications and decision support tools, extensive information and content, knowledgeable consultation and support, and superior customer service. We recorded net sales of $23.7 million for the nine months ended December 31, 1999, with $13.5 million of the total being recorded in the fourth calendar quarter.

                      THE MARKET FOR CONSUMER ELECTRONICS

     Size, Growth and Market Characteristics. The consumer electronics industry is attractive because it offers the following advantages:

     - LARGE MARKET OPPORTUNITY. Based on our analysis of data reported by the Consumer Electronics Association, we estimate that total U.S. retail sales of consumer electronics, excluding personal computers, will exceed $75 billion in calendar year 2000, representing more than 5% growth over 1999.

     - STRONG GROWTH POTENTIAL. We believe that the emergence of new digital technologies such as DVD, MP3, high definition television (HDTV) and digital satellite systems (DSS) will continue to fuel strong industry growth.

     - PREDICTABLE PRICES AND ATTRACTIVE PRODUCT MARGINS. Authorized retailers have traditionally sold higher-quality consumer electronics, other than personal computers, at attractive product margins. Manufacturers have facilitated these margins by providing predictable pricing, advertising allowances and suggested minimum advertised price (MAP) policies.

     Barriers to Entry. Despite the attractive nature of the consumer electronics market, new entrants may have difficulty sourcing product for the following reasons:

     - LACK OF LARGE DISTRIBUTORS. Unlike industries that rely on large, third-party distributors, higher-quality consumer electronics are primarily distributed directly from the manufacturer to the retailer. Reliable and consistent access to product, therefore, depends upon a retailer's ability to source directly from the manufacturer.

     - NEED FOR MANUFACTURER AUTHORIZATION. Manufacturer authorizations are critical to consumer electronics retailers because manufacturers permit the majority of their products to be sold only through authorized channels. The difficult process of obtaining manufacturer authorization may, in some cases, take in excess of two years. Once granted, these authorizations can be easily revoked.

     - LIMITED ACCESS TO HIGHER-QUALITY PRODUCTS. We believe higher-quality consumer electronics generally yield higher product margins. Manufacturers generally authorize only those retailers that have the skills to properly position their products and provide pre- and post-sales support at levels proportional to the complexity of specific products. Unlike specialty retailers who may have access to the full breadth of a manufacturer's product line, many mass-market retailers are authorized to carry only lower-margin commodity products.

     Challenges Facing Consumers. We believe consumers are frustrated by the often stressful and time-consuming consumer electronics buying experience for reasons that include:

     - COMPLEX BUYING PROCESS. The rapid rate of new product introductions and technological change creates a complex, multi-step consumer electronics buying process that often requires significant research, education and product comparisons.

     - POOR BUYING EXPERIENCE. We believe that the traditional retail channel for consumer electronics fails to satisfy consumer desire for selection, product information, expert advice and superior customer service.

     Challenges Facing Manufacturers. Despite their best efforts, the traditional consumer electronics retail channel presents significant limitations for manufacturers, including:

     - INSUFFICIENT BRAND PROTECTION. Unsatisfactory customer service, departures from MAP policies and sales into unauthorized channels jeopardize the position and perception of valuable manufacturer brands.

     - INADEQUATE BRAND PROMOTION. Manufacturers feel under-served when retailers do not effectively communicate their marketing messages or properly position their products.

     Given the limitations of the traditional consumer electronics retail channel, we believe that the opportunity exists to create a more compelling solution.

                              THE 800.COM SOLUTION

     Our online store brings together all of the elements necessary for a consumer to make an informed and satisfying consumer electronics purchase. We address the limitations of the traditional consumer electronics retail channel for consumers and manufacturers by leveraging the Internet and its unique characteristics. Our solution incorporates the following:

     - VALUE-ADDED SHOPPING SERVICES. As an online consumer electronics specialty retailer, we add value to the shopping experience by providing detailed product specifications and decision support tools, extensive information and content, and knowledgeable consultation and support.

     - BROAD SELECTION OF AUTHORIZED PRODUCTS. We are authorized to sell merchandise from over 60 nationally-recognized brands, including, most recently, Sony and Pioneer. We offer our products without the shelf-space limitations, store-layout constraints and floor-model expenses faced by traditional retailers.

     - CONTROL OF FULFILLMENT AND DISTRIBUTION. Our control of fulfillment and distribution operations in-house improves our ability to gain manufacturer authorizations, carry a customized assortment of products, reduce shipping and handling costs and shorten delivery times, all of which contribute to high customer satisfaction and better service.

     - COMMITMENT TO FULL-SERVICE RETAILING. We emphasize customer service during all phases of the customer's online shopping experience. Our service representatives include experienced consultants with a broad knowledge of consumer electronics.

                          THE 800.COM GROWTH STRATEGY

     Our goal is to be the world's leading online specialty retailer of consumer electronics. We intend to achieve this goal by aggressively building our brand, promoting repeat purchases, maintaining and expanding our authorized dealer status, enhancing the online shopping experience and continuing our focus as a value-added retailer.

                                  THE OFFERING

COMMON STOCK OFFERED BY 800.COM.......                    shares

COMMON STOCK TO BE OUTSTANDING AFTER
THIS OFFERING.........................                    shares

USE OF PROCEEDS.......................     For marketing and advertising
                                           expenses, working capital
                                           expenditures and other general
                                           corporate purposes. See "Use of
                                           Proceeds."

PROPOSED NASDAQ NATIONAL MARKET
SYMBOL................................     EHDC

     Common stock to be outstanding after this offering is based on shares outstanding as of December 31, 1999. Except as otherwise noted, it does not include:

     - 2,107,804 shares issuable upon exercise of outstanding options as of December 31, 1999;

     - 70,518 shares available for future grant or issuance under our stock option plans as of December 31, 1999; and

     - 1,978,435 shares issuable upon exercise of warrants outstanding as of December 31, 1999, 1,761,768 of which will expire if not exercised prior to the completion of this offering.

     Except as otherwise noted, all information in this prospectus:

     - reflects the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering; and

     - does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their right to purchase additional shares to cover over-allotments.

                             CORPORATE INFORMATION

     800.COM's principal executive offices are located at 1516 NW Thurman, Portland, Oregon 97209, and our telephone number at that address is (503) 944-3600. Our Web site is located at www.800.com. Information contained in our Web site is not part of this prospectus.

     In this prospectus, the "Company," "800.COM," "we," "us" and "our" refer to 800.COM, Inc., an Oregon corporation.

                             SUMMARY FINANCIAL DATA

     The statement of operations data for the year ended March 31, 1999, are derived from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the three-month and nine-month periods ended December 31, 1998 and 1999, and the balance sheet data as of December 31, 1999, are derived from unaudited interim financial statements appearing elsewhere in this prospectus. The summary financial data should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           DECEMBER 31,           DECEMBER 31,
                                     YEAR ENDED        --------------------    -------------------
                                   MARCH 31, 1999        1998        1999       1998        1999
                                  -----------------    --------    --------    -------    --------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net sales.......................      $  3,024         $  1,188    $ 13,468    $ 1,336    $ 23,698
Gross profit....................          (126)               3         995         20         (33)
Total operating expenses........        11,348            3,865      23,317      4,864      35,135
Loss from operations............       (11,473)          (3,862)    (22,322)    (4,845)    (35,168)
Net loss........................       (12,047)          (3,921)    (22,259)    (4,965)    (35,727)
Net loss applicable to common
  shareholders..................       (12,506)          (4,380)    (22,263)    (5,424)    (35,737)
Net loss per share, basic and
  diluted.......................      $  (6.57)        $  (4.08)   $  (7.77)   $ (4.36)   $ (13.07)
Shares used to compute basic and
  diluted net loss per share....         1,903            1,073       2,866      1,244       2,735
Pro forma net loss per share,
  basic and diluted.............      $  (2.82)                    $  (0.97)              $  (1.98)
Shares used to compute pro forma
  basic and diluted net loss per
  share.........................         4,431                       23,059                 18,033

     The following table presents summary balance sheet data as of December 31, 1999; pro forma to reflect the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering, and the cash exercise of vested warrants for 1,541,768 shares of common stock, which are forfeited if not exercised prior to the completion of this offering; and pro
forma as adjusted for the sale of                shares of our common stock in
this offering at an initial public offering price of $     per share and the
application of the net proceeds after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                                                     DECEMBER 31, 1999
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents.................................  $ 24,885     $24,885
Working capital...........................................    28,477      28,477
Total assets..............................................    42,360      42,360
Mandatorily redeemable preferred stock....................    77,532          --
Accumulated deficit.......................................   (47,775)    (47,775)
Total shareholders' (deficit) equity......................   (43,296)     35,530

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     We have incurred substantial net losses in every quarter since we began operations in April 1998. We incurred net losses of $12.0 million in fiscal year 1999 and of $35.7 million in the nine months ended December 31, 1999, and as of December 31, 1999, we had an accumulated deficit of $47.8 million. We plan to increase our operating expenses to develop our brand through advertising and other promotional activities, improve our transaction-processing and order-fulfillment systems and enhance our Web site and customer service capabilities. As a result, we expect to incur significant operating losses on a quarterly and annual basis for the foreseeable future.

WE HAVE A LIMITED OPERATING HISTORY AND CANNOT BE CERTAIN THAT CONSUMERS WILL ACCEPT OUR BUSINESS MODEL FOR CONSUMER ELECTRONICS PURCHASES.

     We were incorporated in 1997 and began selling products on our Web site in October 1998. Accordingly, we have a limited operating history with which you can evaluate our business and prospects. Our business is new and will not be successful unless consumers increasingly adopt our online model of consumer electronics retailing. Some consumers may prefer to purchase consumer electronics from store-based retailers or from online stores that also have traditional stores within their geographic areas. Our prospects must be considered in light of the risks and uncertainties encountered by early-stage companies in new and rapidly evolving markets such as electronic commerce.

OUR QUARTERLY RESULTS FLUCTUATE SIGNIFICANTLY. IF THOSE RESULTS FALL SHORT OF ANTICIPATED LEVELS, OUR STOCK PRICE MAY DECLINE.

     Our quarterly operating results have fluctuated in the past and we expect they will fluctuate in the future. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. If our operating results fall below the expectations of securities analysts and investors, the price of our common stock may decline significantly. The following are material factors that may affect our business or cause our operating results to fluctuate:

     - our ability to obtain new customers at reasonable cost, retain existing customers or encourage repeat purchases;

     - our ability to manage inventory levels;

     - our ability to manage our order-fulfillment operations;

     - our ability to adequately secure, maintain, upgrade and develop our Web site, or the systems that we use to process customer orders and payments;

     - the ability of our competitors to offer new or enhanced Web sites, services or products;

     - the availability and pricing of merchandise from vendors;

     - our ability to maintain and enhance our manufacturer authorizations;

     - increases in the cost of online or offline advertising; and

     - cyclical changes in the economy or the consumer electronics industry.

     A number of factors will cause our gross margins to fluctuate in future periods, including our product mix, the level of discounts and promotional pricing, inventory management and the level of product returns. Any change in one or more of these factors could reduce our gross margins in future periods.

OUR FAILURE TO ESTABLISH THE 800.COM BRAND QUICKLY MAY ADVERSELY AFFECT OUR MARKET SHARE OR REVENUE GROWTH.

     We must establish, maintain and enhance the 800.COM brand to attract more customers to our Web site and to generate sales. Brand recognition and customer loyalty will become increasingly important as more companies with well-established brands in traditional consumer electronics retailing or in other types of online retailing offer competing products and services on the Internet. Brand development will require aggressive advertising and promotional campaigns, which will be costly. Our failure to establish and enhance the 800.COM brand may adversely affect our ability to capture market share and grow revenue.

IF WE ARE UNABLE TO MAINTAIN AND ENHANCE OUR AUTHORIZATIONS FROM KEY VENDORS, OUR BUSINESS WILL SUFFER.

     Our success is dependent upon our ability to maintain and enhance our authorizations from key vendors and thereby receive sufficient quantities of their most desirable products. We generally do not have long-term or exclusive arrangements with our vendors that guarantee us the continued availability of those manufacturers' consumer electronics. As is customary in the consumer electronics industry, vendors can generally terminate our authorizations on 30 days' notice. Our vendors distribute products through a variety of channels, including traditional consumer electronics retailers, department stores, discount retailers and, in some cases, our online competitors. In addition, our vendors could establish their own retailing efforts, which may impact our ability to get sufficient product allocations from such vendors.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

     The consumer electronics market is highly fragmented and intensely competitive. The electronic commerce market for consumer electronics is new and rapidly evolving. We expect competition to intensify in the future. Increased competition may result in loss of market share or reduced profitability. Furthermore, some promotional activities used by us and our competitors may reduce our ability to improve our margins.

     We currently compete with a variety of companies, including:

     - store-based consumer electronics specialty retailers, ranging in size from a single store to regional and national chains, such as Best Buy Co., Inc. and Circuit City Stores, Inc.;

     - discount retailers and price clubs, such as Costco Wholesale Corp. and Wal-Mart Stores, Inc.;

     - department stores, such as Sears, Roebuck and Co.;

     - catalog retailers, such as Crutchfield Corporation;

     - non-specialized online retailers, such as Amazon.com, Inc., Buy.com Inc. and Mercata Inc., that include consumer electronics products among their product offerings; and

     - online consumer electronics specialty retailers, such as electronics.net and ROXY.com, Inc.

     The markets for our movies, music and video game products are also intensely competitive. We compete with both store-based and online competitors in these markets.

     Many store-based and catalog competitors have online stores or plan to open online stores to complement their traditional business models. Many traditional store-based, catalog and online competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to advertising and Web site development than we can. In addition, these competitors may be able to secure products from vendors on more favorable terms and adopt more aggressive pricing policies than we can. These factors may prevent us from gaining sufficient market share to succeed in our business.

THE LOSS OF SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL COULD DISRUPT OUR OPERATIONS OR CAUSE US TO LOSE CUSTOMERS.

     Our success depends largely on the continued contributions of our key management personnel, many of whom would be difficult to replace. The loss of one or more members of our senior management team could disrupt our operations and divert our other management resources. Furthermore, the loss of senior members of our merchandising team could disrupt or impair our relationship with one or more of our vendors.

WE CARRY MOST OF THE PRODUCTS WE SELL IN INVENTORY. IF WE FAIL TO ACCURATELY PREDICT AND PLAN FOR CHANGES IN CONSUMER DEMAND, OUR SALES AND GROSS PROFIT MARGIN MAY DECREASE.

     We carry inventory on most of the products we sell. At December 31, 1999, we held approximately $9.6 million of products in inventory and we expect this number will increase in the future in order to support higher sales volumes. As a result, rapid advances in technology and changing trends in tastes for consumer electronics products subject us to significant inventory risks. It is critical to our success that we accurately predict these developments and do not overstock outdated or unpopular products. We are particularly exposed to this risk because we derive a majority of our net sales in the fourth calendar quarter of each year. Our failure to sufficiently stock popular products in advance of the fourth calendar quarter would harm our operating results for the entire fiscal year. In the event that one or more products do not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, which could reduce our gross margins. We expect this risk to be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season.

WE DEPEND ON OUR RELATIONSHIPS WITH INTERNET PORTAL SITES SUCH AS AOL, MICROSOFT NETWORK AND OTHER ONLINE PARTNERS TO DRIVE CONSUMER TRAFFIC TO OUR WEB SITE.

     We have relationships with America Online Inc., the Microsoft Network and various other Web sites to provide content and advertising banners that link to our Web site. We also rely on search engines, directories and other navigational tools to direct traffic to our Web site. None of these relationships give us exclusive rights, and these portals and online partners can, and typically do, enter into similar arrangements with our competitors. We cannot be sure that our relationships with these and other key online partners will be available to us in the future. If we are unable to maintain satisfactory relationships with these parties on acceptable commercial terms, or if our competitors are better able to leverage such relationships, our business could suffer. We are required to make payments to some of our online partners, in some cases without regard to the amount of revenue that is generated as a result of the relationship. We may not achieve traffic or product purchases sufficient to compensate us for those payments, which could result in increased operating losses.

WE MAY BE UNABLE TO CONTINUE OUR AFFILIATE PROGRAM WHICH DRIVES TRAFFIC TO OUR WEB SITE.

     Referrals from the over 22,000 affiliates in our affiliate program generate a significant portion of our revenue. We have an agreement with Be Free, Inc. to administer this program. Be Free may be unwilling or unable to continue to provide these services. In particular, Be Free could be required to cease providing such services if its technology were found to infringe U.S. Patent 6029141, titled Internet-based customer referral system, which issued to Amazon.com, Inc. on February 22, 2000, and if it were unable to obtain a license from Amazon.com or substitute non-infringing technology. We could also be found directly or contributorily liable for infringing this patent which could result in an injunction or damages or both. If we are unable to continue our affiliate program, our Web site traffic could lessen and our business could suffer.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.

     We expect the net proceeds from this offering, current cash balances and cash equivalents to meet our working capital and capital expenditure needs for at least the next 12 months. Because we are not currently generating sufficient cash to fund our operations, we may need to raise capital after that time. We may not be able to obtain additional financing on favorable terms, if at all. If we issue equity securities to raise capital, shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise capital on acceptable terms, we may be forced to discontinue operations, or our operating results may be harmed by our inability to advertise, enhance our technology and service capabilities or take advantage of future business opportunities.

IF WE ARE UNABLE TO MANAGE OUR GROWTH, OUR OPERATING RESULTS WILL SUFFER.

     We have rapidly expanded our business since our incorporation in 1997, and expect our rapid growth to continue if our online sales model is accepted by consumers. We may not be able to manage this growth effectively, which may result in disruptions to our operations from time to time. Recent increases in our employee base, facilities requirements and sales volume have placed significant demands on our management, operational and financial resources. To manage this growth we may need to upgrade or add to our information systems, office and warehouse space and fulfillment operations. Because we seek to differentiate ourselves on the quality of our customer service, it is essential for us to staff our customer service center with personnel possessing extensive consumer electronics product knowledge. If we are unable to hire qualified personnel or if newly-hired personnel fail to develop the necessary skills, our customer support will be inadequate, which may cause us to lose or fail to attract new customers. Our future results of operations will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems in response to our anticipated rapid growth.

WE EXPECT TO EXPERIENCE SEASONAL FLUCTUATIONS IN OUR SALES, WHICH WILL CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE AND COULD CAUSE OUR ANNUAL RESULTS TO FALL SHORT OF ANTICIPATED LEVELS.

     We expect to experience significant seasonal fluctuations in our net sales that will cause quarterly fluctuations in our operating results. In particular, we realized approximately 40% of our projected net sales for fiscal year 2000 during the fourth calendar quarter primarily due to gift purchases made during the holiday season. We expect this trend to continue. In anticipation of increased sales activity during future fourth calendar quarters, we expect to hire a significant number of temporary employees and significantly increase our inventory levels. For this reason, if our net sales are below seasonal expectations during future fourth calendar quarters, our annual operating results may fall below the expectations of securities analysts and investors, which could cause our stock price to fall. Because our operating history is limited, it is difficult to predict the seasonal pattern of our sales and the impact of seasonality on our business and financial results.

WE RELY ON THIRD-PARTY CARRIERS TO MAKE TIMELY, CONSISTENT DELIVERIES OF OUR PRODUCTS.

     We rely upon third-party carriers, including the U.S. Postal Service and United Parcel Service, for product shipments, including shipments to and from our warehouse, as well as a number of carriers that implement our Red Carpet Delivery Service for delivery of large screen televisions. We are therefore subject to the risks, including employee strikes and inclement weather, associated with these carriers' ability to provide delivery services to meet our shipping needs. Their failure to deliver products to our customers in a timely manner may damage our reputation and brand. These carriers may not be able to handle increased shipping volumes, in which case we may be required to identify and use alternative carriers with which we currently have no relationship.

OUR FACILITIES, SYSTEMS AND OPERATIONS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER UNEXPECTED PROBLEMS.

     Fire, flood, earthquake, power loss, telecommunications failure, sabotage and similar events could damage our data center or fulfillment center. This would likely render us unable to accept or fill orders, possibly for an extended period of time. We do not have a disaster recovery site for our computer operations. Our insurance may not adequately compensate us for losses that may occur due to failures or interruptions in our systems.

                         RISKS RELATED TO OUR INDUSTRY

WE ARE DEPENDENT UPON THE INTERNET'S CONTINUED GROWTH AND DEVELOPMENT AS A MEDIUM FOR COMMERCE TO GENERATE SUFFICIENT REVENUE FOR PROFITABILITY.

     We are dependent upon a broad base of consumers adopting and continuing to use the Internet as a medium for commerce. Use of the Internet to effect retail transactions is at an early stage of development. Therefore, consumer demand for products and services recently introduced over the Internet is subject to a high level of uncertainty. Few proven business models for electronic commerce exist. The development of the Internet into a viable commercial marketplace is subject to a number of factors, including:

     - concerns about transaction security;

     - continued development of the necessary technological infrastructure;

     - development of Internet access technologies; and

     - uncertain and increasing government regulation.

     If commercial use of the Internet does not continue to grow, our sales growth may be adversely affected.

INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD BE COSTLY.

     Though we cannot predict whether they will do so, other parties may assert infringement or unfair competition claims against us. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face significant litigation costs and diversion of technical and management personnel. Furthermore, the outcome of a dispute may require us to enter into royalty or licensing agreements in order to continue using infringing technology. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, if at all. Accordingly, if any of our core technology were found to be infringing, we might be required to cease operations until such time that non-infringing technology could be developed.

PROBLEMS WITH ONLINE SECURITY OR CREDIT CARD FRAUD COULD DAMAGE OUR BRAND AND REPUTATION.

     Consumer concerns about the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and electronic commerce. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology. We cannot predict whether events or developments will result in a compromise of the systems we use to protect customer transaction data. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins, denial of service attacks and similar disruptions. Our business may be adversely affected if our security measures do not prevent security breaches. We may need to expend significant additional resources to protect against a security breach or to alleviate problems caused by any breaches.

OUR SALES COULD DECREASE IF WE BECOME SUBJECT TO SALES TAXES.

     If any jurisdiction passes legislation compelling us to collect sales taxes on the sale of our products, our sales could decrease. As all of our operations are in Oregon, a state with no sales tax, we do not currently collect any sales taxes. However, taxing authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in electronic commerce. In addition, our rate of sales growth could decrease if sales taxes discourage consumers from purchasing products online.

FUTURE GOVERNMENT REGULATION COULD INCREASE OUR COSTS OF DOING BUSINESS.

     As the Internet continues to evolve, federal, state and foreign governments may adopt laws and regulations covering issues such as user privacy, taxation of electronic commerce, content and quality of products and services. Although there are currently few laws and regulations directly applicable to the Internet and online retailing services, it is possible that a number of laws and regulations may be adopted with respect to the Internet. In addition, issues surrounding the applicability to the Internet of existing laws on intellectual property, taxation, libel, obscenity and personal privacy are still evolving. For example, the Federal Trade Commission has recently initiated action against at least one Web site regarding the manner in which information is collected from users and provided to third parties. Several states have proposed legislation that would limit the use of personal information gathered online. As part of our effort to personalize consumers' retail experience at our Web site, we gather a significant amount of information about our customers' interactions with our service representatives and their purchases. We use this information to improve customer service and in our direct marketing efforts. Thus, our business could be harmed by governmental actions designed to preserve consumer privacy. The adoption of any additional laws or regulations regarding Internet commerce could decrease the growth of the Internet and, in turn, decrease the demand for our products and services.

WE COULD FACE LIABILITY FOR INFORMATION RETRIEVED FROM OR TRANSMITTED THROUGH OUR WEB SITE.

     As a publisher and distributor of online content, we face potential liability for defamation, negligence, copyright, trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. Such claims have been successfully brought against online services. In addition, we do not screen all of the content generated by our users on the bulletin board system on our Web site, and we could be exposed to liability with respect to such content. Although we carry general liability insurance, our insurance may not cover claims of these types or may not be adequate to cover us for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could negatively impact our reputation, result in litigation costs or increased insurance costs and give rise to monetary damages.

                    RISKS RELATED TO THE SECURITIES MARKETS

FUTURE SALES OF OUR STOCK COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     Sales of a substantial number of shares of our common stock in the public market after this offering could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Upon completion of
this offering, we will have approximately         shares of common stock
outstanding, and approximately         shares if the underwriters'
over-allotment option is exercised in full, based on shares outstanding as of December 31, 1999.

     Our officers and directors and substantially all of our existing shareholders and holders of options exercisable within 180 days of the date of this offering have agreed with our underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. When these lockup agreements expire, these shares and the shares underlying any options held by these individuals will become eligible for sale, in some cases subject to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933. Both the anticipation of the expiration of the lockup period and the actual expiration of the lockup period may cause a decline in the market price of our common stock. See "Shares Eligible for Future Sale" for further discussion of the shares that will be freely tradable after the date of this prospectus.

OUR STOCK PRICE MAY BE VOLATILE, WHICH MAY LEAD TO LOSSES BY INVESTORS.

     You may not be able to resell your shares at or above the initial public offering price. The stock prices of companies engaged in online commerce have historically been volatile and may continue to be volatile. No public market for our shares existed before this offering, and after this offering an active public market for the shares may not develop. The initial public offering price we negotiate with the representatives of the underwriters will likely vary from the market price of the common stock after this offering.

OUR DIRECTORS AND EXECUTIVE OFFICERS WILL RETAIN SIGNIFICANT CONTROL AFTER THIS OFFERING, WHICH MAY LEAD TO CONFLICTS WITH OTHER SHAREHOLDERS OVER CORPORATE GOVERNANCE.

     Following the completion of this offering, our directors, executive officers and entities affiliated with our directors will beneficially own
approximately    % of our outstanding common stock. These shareholders, if able to act together, would be able to substantially control all matters requiring approval by our shareholders, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. This control may have the effect of delaying or preventing a third party from acquiring or merging with us.

OUR CHARTER DOCUMENTS AND OREGON LAW MAY INHIBIT A TAKEOVER OR CHANGE IN OUR CONTROL THAT A SHAREHOLDER MAY CONSIDER FAVORABLE.

     Provisions in our articles of incorporation and bylaws may have the effect of delaying or preventing a third party from acquiring or merging with us, or making a merger or acquisition less desirable to a potential acquirer, even where the shareholders may consider the acquisition or merger favorable. Provisions of the Oregon Business Corporation Act and the Control Share Act, to which we are subject, may also delay, prevent or discourage someone from acquiring or merging with us. See "Description of Capital Stock -- Anti-Takeover Measures -- Oregon Control Share and Business Combination Statutes" for further discussion.

YOU SHOULD NOT RELY ON OUR FORWARD-LOOKING STATEMENTS.

     This prospectus contains forward-looking statements that involve risks and uncertainties that may cause our actual results to differ materially from any forward-looking statement. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of the prospectus.

     We cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the         shares of
common stock offered in this offering will be $     million, based on an initial
public offering price of $     per share, and after deducting underwriting
discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be $ million.

     The primary purposes of this offering are to obtain additional capital to increase our financial flexibility, to create a public market for our common stock and to facilitate our future access to public capital markets. We plan to use the net proceeds from this offering for increased marketing and advertising expenses, working capital expenditures and other general corporate purposes. We have not yet determined with any certainty the manner in which we will allocate the net proceeds. The amount and timing of these expenditures will vary depending on a number of factors including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. Our board of directors has broad discretion in determining how the net proceeds of this offering will be applied.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We intend to retain earnings, if any, to fund the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. The table sets forth the following information:

     - our actual capitalization as of December 31, 1999; and

     - our pro forma capitalization to reflect the conversion of all 19,983,425 outstanding shares of preferred stock into 19,983,425 shares of common stock, and the cash exercise of vested warrants to purchase 1,541,768 shares of common stock that will be forfeited if not exercised prior to the completion of this offering; and

     - our pro forma capitalization as adjusted for the sale of shares of common stock at the initial public offering price of
       $          per share (less underwriting discounts and commissions and estimated expenses we expect to pay in connection with this offering).

                                                                      DECEMBER 31, 1999
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                                       (IN THOUSANDS)
Series A deemed mandatorily redeemable convertible
  preferred stock, $0.01 par value: 4,000,000 shares
  authorized, issued and outstanding actual; no shares
  authorized, issued or outstanding pro forma and pro forma
  as adjusted..............................................  $ 3,940     $    --
Series B mandatorily redeemable, convertible preferred
  stock, $0.01 par value: 7,500,000 shares authorized and
  7,262,442 shares issued and outstanding actual; no shares
  authorized, issued or outstanding pro forma and pro forma
  as adjusted..............................................   16,000          --
Series C mandatorily redeemable, convertible preferred
  stock, $0.01 par value: 9,277,156 shares authorized and
  8,720,983 shares issued and outstanding actual; no shares
  authorized, issued or outstanding pro forma and pro forma
  as adjusted..............................................   57,593          --
Shareholders' (deficit) equity:
  Preferred stock, $0.01 par value: no shares authorized,
     issued or outstanding, actual and pro forma;
               shares authorized, no shares issued and
     outstanding pro forma as adjusted.....................       --          --
  Common stock, $0.01 par value: 50,000,000 shares
     authorized, 4,238,246 shares issued and outstanding
     actual; 50,000,000 shares authorized and 25,763,439
     shares issued and outstanding pro forma;
               shares authorized and           shares
     issued and outstanding pro forma as adjusted..........       42         258
Additional paid-in capital.................................    5,751      84,361
Unearned compensation......................................   (1,314)     (1,314)
Accumulated deficit........................................  (47,775)    (47,775)
                                                             -------     -------       ------
     Total shareholders' (deficit) equity..................  (43,296)     35,530
                                                             -------     -------       ------
          Total capitalization.............................  $34,237     $35,530
                                                             =======     =======       ======

     The table above excludes the following shares:

     - 2,107,804 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $2.01 per share;

     - 70,518 additional shares of common stock available for issuance under our stock option plans; and

     - 436,667 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $6.11 per share, 220,000 of which will expire if not exercised prior to the completion of this offering.

                                    DILUTION

     The pro forma net tangible book value of our common stock as of December 31, 1999 was approximately $35.5 million or $1.38 per share of common stock. Net tangible book value per share represents the amount of shareholders' equity, net of intangible assets and total liabilities, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

     Net tangible book value dilution per share to new investors represents the difference between the amount paid per share by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale
of                shares of common stock in this offering at the initial public
offering price of $     per share and after deducting underwriting discounts and
commissions and estimated offering expenses, our net tangible book value as of
December 31, 1999, would have been approximately $  million or $     per share.
This represents an immediate increase in net tangible book value of $     per
share to existing shareholders and an immediate dilution in net tangible book
value of $     per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $1.38
  Increase per share attributable to new investors..........
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                       -------
Dilution per share to new investors.........................           $
                                                                       =======

     The following table shows on a pro forma basis as of December 31, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock and the cash exercise of vested warrants to purchase 1,541,768 shares of common stock that will be forfeited if not exercised prior to the completion of this offering, the differences between the existing shareholders and the purchasers of shares in this offering, at the initial
offering price of $     per share, with respect to the number of shares
purchased from us, the total consideration paid and the average price per share:

                                     SHARES PURCHASED        TOTAL CONSIDERATION
                                   ---------------------    ----------------------        AVERAGE
                                     NUMBER      PERCENT      AMOUNT       PERCENT    PRICE PER SHARE
                                   ----------    -------    -----------    -------    ---------------
Existing shareholders............  25,763,439         %     $78,915,490         %             $3.06
New investors....................
                                   ----------      ---      -----------      ---            -------
  Total..........................                     %     $                   %
                                   ----------      ---      -----------      ---
                                   ----------      ---      -----------      ---

     The tables above assume no exercise of the underwriters' over-allotment option and no exercise of any stock options and warrants outstanding as of December 31, 1999. As of December 31, 1999, there were options outstanding to purchase a total of 2,107,804 shares of common stock at a weighted average exercise price of $2.01 per share. In addition to the warrants assumed exercised in the above table, as of December 31, 1999, there were warrants outstanding to purchase 436,667 shares of common stock at a weighted average exercise price of approximately $6.11 per share, 220,000 of which will expire if not exercised prior to the completion of this offering. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See "Management -- Stock Plans" and note 9 of the notes to our financial statements.

                            SELECTED FINANCIAL DATA

     The following selected financial and operating data should be read in conjunction with the financial statements and the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. You should review note 1 to the notes to our financial statements for an explanation of the determination of the number of shares and share equivalents used in computing the per share amounts shown below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The statement of operations data shown below for the year ended March 31, 1999, and the selected balance sheet data as of March 31, 1999, have been derived from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended December 31, 1999 and December 31, 1998, and the selected balance sheet data as of December 31, 1999 are derived from information compiled by 800.COM and are unaudited. In the opinion of management, the unaudited statements of operations data shown for the nine month periods ended December 31, 1999 and December 31, 1998 and the unaudited balance sheet data as of December 31, 1999, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods.

                                                                          NINE MONTHS ENDED
                                                        YEAR ENDED          DECEMBER 31,
                                                        MARCH 31,     -------------------------
                                                           1999          1998          1999
                                                        ----------    ----------    -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net sales.............................................  $   3,024     $    1,336    $    23,698
Cost of goods sold....................................      3,150          1,316         23,731
                                                        ----------    ----------    -----------
Gross profit..........................................       (126)            20            (33)
Operating expenses:
  Sales and marketing.................................      8,941          3,970         30,199
  Information systems.................................      1,161            573          2,572
  General and administrative..........................      1,245            322          2,364
                                                        ----------    ----------    -----------
Loss from operations..................................    (11,473)        (4,845)       (35,168)
Interest income (expense), net........................       (574)          (120)          (559)
                                                        ----------    ----------    -----------
Net loss..............................................    (12,047)        (4,965)       (35,727)
Deemed dividend on preferred stock....................       (459)          (459)            --
Accretion on mandatorily redeemable preferred stock...         --             --            (10)
                                                        ----------    ----------    -----------
Net loss applicable to common shareholders............  $ (12,506)    $   (5,424)   $   (35,737)
                                                        ==========    ==========    ===========
Net loss per share, basic and diluted.................  $   (6.57)    $    (4.36)   $    (13.07)
                                                        ==========    ==========    ===========
Shares used to compute net loss per share, basic and
  diluted.............................................      1,903          1,244          2,735
                                                        ==========    ==========    ===========
Pro forma net loss per share, basic and diluted.......  $   (2.82)                  $     (1.98)
                                                        ==========                  ===========
Shares used to compute pro forma net loss per share,
  basic and diluted...................................      4,431                        18,033

                                                              MARCH 31,    DECEMBER 31,
                                                                1999           1999
                                                              ---------    ------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 8,002       $ 24,885
Working capital.............................................     7,459         28,477
Total assets................................................    11,161         42,360
Mandatorily redeemable preferred stock......................    19,935         77,532
Accumulated deficit.........................................   (12,047)       (47,775)
Total shareholders' deficit.................................   (10,543)       (43,296)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could contribute to these differences include, but are not limited to, the risks discussed in the section titled "Risk Factors."

OVERVIEW

     We were incorporated in the state of Oregon on December 30, 1997, and commenced operations in April 1998. Since inception, we have focused on broadening our product offerings, establishing relationships with key consumer electronics vendors, building our brand, generating sales momentum, building our customer base and expanding our operational and customer service capabilities. We have grown rapidly since launching our Web site in October 1998. Our net sales have grown from $3.0 million for the fiscal year ended March 31, 1999, to $23.7 million for the nine months ended December 31, 1999. Our cost of goods sold and our operating expenses have also increased significantly since inception, with cost of goods sold and total operating expenses in the nine months ended December 31, 1999, of $23.7 million and $35.1 million, respectively. This trend reflects increased costs associated with net sales growth and additional sales and marketing expenses to attract new customers and build brand awareness. In addition, information systems and general and administrative expenses increased in connection with building infrastructure and developing our Web site and associated systems.

     The market for consumer electronics and home entertainment products is highly seasonal with a disproportionate amount of net sales occurring during the fourth calendar quarter. Although less significant, seasonal sales periods also occur in May and June due to graduation gift giving, Mother's Day and Father's Day. We expect that these trends will continue in future periods. In addition, since a disproportionate amount of our net sales are realized during the fourth calendar quarter, we significantly increase our purchases of inventory during and in advance of that quarter. Accordingly, we expect that our accounts payable will be at their highest levels during the fourth calendar quarter.

     Our gross profits fluctuate based on factors such as product sales mix, promotional activities, the mix of direct and indirect sources of inventory, pricing strategy and inventory management. In general, the gross profit associated with the sales of consumer electronics hardware is higher than that associated with the sales of movies, music and video games. As we continue to focus on moving our sales mix predominantly toward higher margin consumer electronics hardware, we expect our gross profits to increase. As our brand awareness increases, we expect to decrease our usage of coupons and other promotional discounts. We anticipate that this will favorably impact our gross profits. As our product sourcing continues to move from indirect suppliers to direct manufacturer relationships and as our existing direct relationships mature, we will earn the opportunity to take advantage of better pricing and other merchandise incentives offered through such relationships, all of which we believe should increase our gross profits.

     We incurred significant net losses of $12.0 million for the fiscal year ended March 31, 1999, and $35.7 million for the nine months ended December 31, 1999. We expect our net losses to increase and expect to generate negative cash flows for the foreseeable future. We expect operating expenses and net losses will continue to rise as we pursue an aggressive marketing and advertising campaign to attract new customers, build our brand identity, develop new strategic partnerships, invest in new operational and customer service infrastructure and recruit additional employees. As a result of our limited operating history, it is difficult to accurately forecast our net sales or project operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and our expenses are fixed to a large extent. As the volume and timing of the orders are difficult to forecast, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue increases or shortfalls. This inability could cause our net losses in a given quarter to be greater than expected.

     We have recognized total deferred stock-based compensation of $2.4 million from inception through December 31, 1999. Of this amount, $138,358 was charged to operations for the fiscal year ended March 31, 1999, and $902,547 was charged to operations for the nine months ended December 31, 1999. The remaining balance of $1.3 million will be amortized over the vesting periods of the underlying options through the fiscal year ended March 31, 2003.

     Amortization of the deferred stock-based compensation expense for each of the next four fiscal years is expected to be as follows:

                         YEAR ENDED                            AMOUNT
                         ----------                           --------
March 31, 2000..............................................  $109,656
March 31, 2001..............................................   630,872
March 31, 2002..............................................   342,247
March 31, 2003..............................................   135,023

                             RESULTS OF OPERATIONS
                  NINE MONTHS ENDED DECEMBER 31, 1998 AND 1999

NET SALES

     Net sales consist of product sales to customers and are net of product returns, coupons and promotional discounts. We recognize revenue at the time products are shipped to our customers. Net sales increased from $1.3 million during the nine months ended December 31, 1998, to $23.7 million for the nine months ended December 31, 1999. The growth in net sales was principally due to the commercial launch of our Web site in October 1998, increased Web site traffic resulting from aggressive online and offline marketing activities, including a major newspaper and television advertising campaign during the 1999 holiday shopping season, extensive use of product promotions and coupons to generate net sales and increased brand awareness.

COST OF GOODS SOLD

     Cost of goods sold consists primarily of the cost of products sold, inbound freight expenses, inventory shrinkage and inventory obsolescence costs. Cost of goods sold increased during the nine months ended December 31, 1999, compared to the nine months ended December 31, 1998, as a result of increased sales. Gross profits as a percentage of net sales decreased to (0.14%) for the nine months ended December 31, 1999 compared to 1.5% for the nine months ended December 31, 1998, principally due to shifts in our product mix and the use of coupons and promotional discounts to attract customers. We expect gross profits to increase in the future as our product mix shifts more toward the sale of higher product margin consumer electronics hardware, as we continue to develop our direct supplier relationships, and as we reduce our usage of coupons and promotional discounts.

OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses consist primarily of advertising costs, fees paid to online distribution partners, credit card fees, customer service and fulfillment expenses, outbound shipping costs and revenues, distribution center facility costs and related employee salaries and benefits expenses. Sales and marketing expenses increased to $30.2 million for the nine months ended December 31, 1999, compared to $4.0 million for the nine months ended December 31, 1998, primarily due to the commercial launch of our Web site, a major newspaper and television advertising campaign during the 1999 holiday shopping season, increased shipping and fulfillment costs associated with software sales which have a lower average order size, ongoing facilities costs related to our new distribution center which opened in September and contractual fees paid to major online distribution partners. We intend to continue to pursue an aggressive branding and marketing campaign and to expand our fulfillment capabilities to accommodate increases in sales volume. Therefore, we expect sales and marketing expenses to increase significantly in absolute dollars in future periods.

     Information Systems. Information systems expenses include payroll and related costs associated with Web site design, maintenance and corporate information systems. Information systems costs increased to $2.6 million during the nine months ended December 31, 1999, compared to $572,535 for the nine months ended December 31, 1998, principally due to increased staffing, consultants and associated costs related to creating and enhancing the features and functionality of our Web site and the costs of implementing our order fulfillment, inventory, distribution and accounting systems used to process customer orders. Certain costs have been capitalized in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." We believe that continued investment in software development is critical to attaining our strategic objectives and, as a result, expect software development expenses to increase significantly in future quarters.

     General and Administrative. General and administrative expenses include administrative employee salaries and benefits, professional fees, office lease expenses, depreciation and other costs. General and administrative expenses increased to $2.4 million for the nine months ended December 31, 1999, compared to $321,759 for the nine months ended December 31, 1998, primarily due to expenses associated with hiring staff for merchandising, finance, human resources and senior management, and due to expenses related to warrants granted to outside consultants. We expect general and administrative expenses to increase as we expand our staff, lease additional facilities, and incur additional costs related to the growth of our business and being a public company.

INTEREST INCOME (EXPENSE), NET

     Interest income (expense), net consists of earnings on our cash and cash equivalents received from sales of preferred stock, net of interest expense primarily attributable to bridge financings. Interest expense, net for the fiscal year ended March 31, 1999, was $574,380 which includes $610,719 of interest expense, most of which is related to bridge loans in connection with our Series B preferred stock financing. Interest expense, net for the nine months ended December 31, 1999, was $558,918, which includes $818,648 of interest expense related to warrants granted to a bridge lender in connection with our series C stock financing. This amount was partially offset by interest income earned during the periods on proceeds from the Series B preferred stock offering in March 1999 and the Series C preferred stock offering in October and November 1999.

QUARTERLY RESULTS OF OPERATIONS

     Because we commenced operations in April 1998 and have a short operating history, we believe that annual period-to-period comparisons are less meaningful than an analysis of recent quarterly operating results. Accordingly, we are providing a discussion and analysis of our operating results that is focused on the seven quarters ended December 31, 1999.

     In the following table, we show unaudited statement of operations data both in absolute dollars and as a percentage of net sales for each of our last seven quarters. The unaudited quarterly information for each of the quarters in the fiscal year ended March 31, 1999 has been derived from our audited financial statements. In the opinion of management, the unaudited quarterly information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                     THREE MONTHS ENDED
                                     -----------------------------------------------------------------------------------
                                     JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                       1998        1998         1998        1999         1999        1999         1999
                                     --------    ---------    --------    ---------    --------    ---------    --------
                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS:
Net sales........................    $     9      $   139     $ 1,188      $ 1,688     $ 3,090      $ 7,140     $ 13,468
Cost of goods sold...............          6          126       1,184        1,834       3,194        8,064       12,473
                                     -------      -------     -------      -------     -------      -------     --------
  Gross profit...................          3           13           4         (146)       (104)        (924)         995
                                     -------      -------     -------      -------     -------      -------     --------
Operating expenses:
  Sales and marketing............         74          557       3,339        4,971       2,602        6,238       21,359
  Information systems............        112          125         336          588         630          845        1,097
  General and administrative.....         60           71         191          923         710          793          861
                                     -------      -------     -------      -------     -------      -------     --------
    Total operating expenses.....        246          753       3,866        6,482       3,942        7,876       23,317
                                     -------      -------     -------      -------     -------      -------     --------
Loss from operations.............       (243)        (740)     (3,862)      (6,628)     (4,046)      (8,800)     (22,322)
Interest income (expense), net...        (13)         (48)        (59)        (454)         54         (676)          63
                                     -------      -------     -------      -------     -------      -------     --------
Net loss.........................    $  (256)     $  (788)    $(3,921)     $(7,082)    $(3,992)     $(9,476)    $(22,259)
                                     =======      =======     =======      =======     =======      =======     ========
AS A PERCENTAGE OF NET SALES:
Net sales........................        100%         100%        100%         100%        100%         100%         100%
Cost of goods sold...............         67           91         100          109         103          113           93
                                     -------      -------     -------      -------     -------      -------     --------
  Gross profit...................         33            9           0           (9)         (3)         (13)           7
                                     -------      -------     -------      -------     -------      -------     --------
Operating expenses:
  Sales and marketing............        822          400         281          294          84           87          159
  Information systems............      1,244           90          28           35          21           12            8
  General and administrative.....        667           51          16           55          23           11            6
                                     -------      -------     -------      -------     -------      -------     --------
    Total operating expenses.....      2,733          541         325          384         128          110          173
                                     -------      -------     -------      -------     -------      -------     --------
Loss from operations.............     (2,700)        (532)       (325)        (393)       (131)        (123)        (166)
Interest income (expense), net...       (144)         (35)         (5)         (27)          2          (10)           1
                                     -------      -------     -------      -------     -------      -------     --------
Net loss.........................     (2,844)%       (567)%      (330)%       (420)%      (129)%       (133)%       (165)%
                                     =======      =======     =======      =======     =======      =======     ========

NET SALES

     Net sales increased in each of the seven quarters ended December 31, 1999. Net sales increased to $1.2 million for the quarter ended December 31, 1998 compared to $139,528 for the quarter ended September 30, 1998. This increase in net sales was principally due to the commercial launch of our Web site in October 1998 and increased Web site traffic from an aggressive VHS movie and compact disc product promotion in December 1998. Net sales increased to $7.1 million for the quarter ended September 30, 1999, as the result of aggressive marketing activities, and the introduction of 800.COM as a key anchor tenant on the America Online shopping site in late August 1999. Net sales increased to $13.5 million for the quarter ended December 31, 1999, primarily as the result of a major newspaper and television advertising campaign and increased Web site traffic attributable to the holiday season.

COST OF GOODS SOLD

     Cost of goods sold increased during each quarter as a result of increased sales. Gross profit fluctuated widely during the seven quarters presented. This was principally due to variations in product sales mix, promotional activities, the mix of direct and indirect sources of inventory, pricing strategy and inventory management. Gross profit for the quarters ended March 31, 1999 and June 30, 1999, were negative principally due to our product mix and the use of coupons and promotional discounts. Gross profit for the quarter ended September 30, 1999, was negative as the result of an aggressive promotion of movies and music in July and August 1999. Gross profit for the quarter ended December 31, 1999, was positive primarily as the result of a focused effort to shift our sales mix to higher margin consumer electronics hardware, the annual consumer electronics holiday season shift toward sales of hardware products, and decreased usage of coupons and promotional discounts to attract new customers.

OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased in all but one of the last seven quarters through the quarter ended December 31, 1999, as we added customer service and fulfillment capabilities, entered into online distribution agreements and launched a national advertising campaign. Sales and marketing expenses increased to $3.3 million for the quarter ended December 31, 1998 compared to $556,839 for the quarter ended September 30, 1998, primarily due to the commercial launch of our Web site in October 1998 and related customer acquisition activities. Sales and marketing expenses increased to $6.2 million for the quarter ended September 30, 1999, compared to $2.6 million for the quarter ended June 30, 1999, principally due to increased shipping and fulfillment costs associated with movies, music and video games sales, which have a lower average order size, advertising agency fees, warehouse design consulting fees and contractual fees paid to major online distribution partners. Sales and marketing expenses increased to $21.4 million for the quarter ended December 31, 1999, compared to $6.2 million for the quarter ended September 30, 1999, primarily due to a major newspaper and television advertising campaign during November and December 1999.

     Information Systems. Information systems expenses increased in each of the last seven quarters ended December 31, 1999, due to increased staffing, consultants and associated costs related to creating enhancing and maintaining our Web site, and implementation of our order-fulfillment, inventory, distribution and accounting systems used to process customer orders.

     General and Administrative. General and administrative expenses increased in each of the last seven quarters ended December 31, 1999, as we added to our management team and expanded our operations to meet the requirements of a rapidly growing business. General and administrative expenses increased to $923,676 for the quarter ended March 31, 1999 compared to $190,627 for the quarter ended December 31, 1998. Approximately $468,000 of this increase was related to warrants granted to outside consultants. General and administrative expenses increased to $861,151 for the quarter ended December 31, 1999, compared to $793,248 for the quarter ended September 30, 1999, primarily as a result of staff additions.

INTEREST INCOME (EXPENSE), NET

     Interest income (expense), net fluctuated significantly during the last seven quarters through the quarter ended December 31, 1999. The significant increases in this line item during the quarters ended March 31, 1999, and September 31, 1999, correspond with interest expense recognized on the fair market value of warrants granted on bridge loan financings incident to our Series B and Series C preferred stock financings. Interest expense related to these financings totaled $382,140 for the quarter ending March 31, 1999, and $703,723 for the quarter ended September 30, 1999. Interest income earned from the net proceeds of these preferred stock offerings partially offset interest expense in the quarters during and immediately following the offerings.

FLUCTUATION IN QUARTERLY OPERATING RESULTS

     Our quarterly operating results have fluctuated in the past and we expect they will fluctuate in the future. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. If our operating results fall below the expectations of securities analysts and investors, the price of our common stock may decline significantly.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through the private sale of preferred stock. During the fiscal year ended March 31, 1999, we raised $19.5 million from the sale of Series A and Series B preferred stock, and during the nine months ended December 31, 1999, we raised $57.6 million from the sale of
Series C preferred stock. In March 2000, we raised $     million from the sale
of Series D preferred stock.

     During the fiscal year ended March 31, 1999, and the nine months ended December 31, 1999, net cash used in operating activities was $10.0 million and $44.9 million, respectively. Net cash used in operating activities during the fiscal year ended March 31, 1999, primarily consisted of increases in inventories and net losses, and, to a lesser extent, increases in prepaid expenses and accounts receivable. These items were partially offset by increases in accounts payable, accrued liabilities, non-cash compensation expense charges, depreciation and amortization. Net cash used in operating activities during the nine months ended December 31, 1999, primarily consisted of an increase in inventory and an increase in our net loss resulting from expanding our infrastructure to support sales growth.

     During July 1999, we entered into a marketing agreement with America Online, the leading Internet service provider. Over the 24-month term of this agreement, we are obligated to make minimum payments totaling $9.9 million to America Online. The agreement establishes us as a preferred America Online provider of consumer electronics on the America Online Network, America Online's Web site, Compuserve and Netscape-Netcenter. In addition, America Online is required to promote and advertise 800.COM on a non-exclusive basis in online areas controlled by America Online specified in the agreement. Under the agreement, America Online has committed that America Online users will annually access the online areas promoting 800.COM a specified number of times.

     We currently anticipate that the balance of the net proceeds from this offering, current cash balances and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. We plan to use the net proceeds primarily to fund operating losses and an expansive marketing campaign. We may need to raise additional funds in less than 12 months if, for example, we experience operating losses that exceed our current expectations. If we raise additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our common stock and our shareholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. See note 8 of notes to our financial statements for a description of our currently outstanding preferred stock and see "Related Party Transactions" for a description of transactions with affiliates with respect to our preferred stock.

                                    BUSINESS

OVERVIEW

     We are a leading online specialty retailer of consumer electronics and related products. We offer a value-added shopping experience for consumer electronics that we believe is superior to our competitors. As an authorized retailer for over 60 of the most widely-recognized consumer electronics brands, we feature a broad selection of consumer electronics, including televisions, DVD players, VCRs, home stereo equipment, digital cameras, portable stereos, personal CD players, MP3 players, car audio, telephones, other communications products and accessories. We offer our products in combination with detailed product specifications and decision support tools, extensive information and content, knowledgeable consultation and support, and superior customer service.

INDUSTRY BACKGROUND

Growth of the Internet and Online Commerce

     The Internet has emerged as a global mass medium, enabling millions of people to obtain and share information, and conduct business electronically. International Data Corporation (IDC) estimates that the number of Internet users worldwide will increase from 196 million in 1999 to 502 million in 2003. As Internet usage grows, the amount of online commerce is expected to increase at an even greater pace. According to IDC the total amount of commerce conducted over the Internet will increase from $111.4 billion in 1999 to over $1.3 trillion by 2003, and Forrester Research estimates that business to consumer sales over the Internet will increase from $20 billion in 1999 to $144 billion by 2003.

The Market for Consumer Electronics

     The consumer electronics market encompasses a broad selection of products including televisions, DVD players, VCRs, home stereo equipment, digital cameras, portable stereos, personal CD players, MP3 players, car audio, telephones, other communications products and accessories. Based on our analysis of data reported by the Consumer Electronics Association and published in January 2000, by TWICE, the leading consumer electronics trade publication, we believe the U.S. retail market for consumer electronics, excluding personal computers, will exceed $75 billion in calendar year 2000, representing over 5% growth from 1999.

     We believe that the emergence of new digital technologies such as DVD, HDTV, MP3 and DSS is fueling strong growth for the consumer electronics industry. In addition, we believe a strong economy, an aging population of affluent "baby-boomers," low interest rates and increasing discretionary income are driving increased consumer demand. With the rapid growth of electronic commerce, a growing portion of the consumer electronics retail market is moving to the Internet. Jupiter Communications estimated in a report dated January 2000, that the U.S. online consumer electronics market, excluding personal computers and related products, will grow from $400 million in 1999 to $2.1 billion in 2003, representing a compound annual growth rate exceeding 51%.

     Authorized retailers have traditionally sold higher-quality consumer electronics, other than personal computers, at attractive product margins. Manufacturers have facilitated these margins by providing consistent pricing advertising allowances and suggested minimum advertised price (MAP) policies. MAP policies outline recommended prices at which authorized retailers should advertise each model. Authorized retailers are always free to set their own prices, but if they advertise below MAP they will, in most cases, be denied advertising allowances.

Industry Dynamics

     Unlike industries that rely on large, third-party distributors, higher-quality consumer electronics are primarily distributed directly from the manufacturer to the retailer. Reliable and consistent access to product, therefore, depends upon a retailer's ability to source directly from the manufacturer. In order to establish these relationships, retailers must go through the difficult process of gaining manufacturer authorization.

     Manufacturer authorizations are critical to consumer electronics retailers because manufacturers permit the majority of their products to be sold only through authorized channels. In order to protect their products and brands, manufacturers have traditionally chosen to authorize only those retailers that adhere to a set of pre-determined standards for customer service, fulfillment, advertising and distribution that are designed to help manufacturers meet their goals regarding sales volume, customer satisfaction and brand building. As an incentive, dealers are often offered significant benefits, including superior access to product, consistent pricing, purchasing discounts, dedicated account personnel, employee training programs, and access to promotional and marketing incentives. The difficult process of obtaining manufacturer authorization may, in some cases, take in excess of two years. Once granted, these authorizations can be easily revoked, including for violations of MAP policies.

     We believe higher-quality consumer electronics generally yield higher product margins. Manufacturers generally authorize only those retailers that have the skills to properly position their products and provide pre- and post-sales support at levels proportional to the complexity of specific products. Unlike specialty retailers who may have access to the full breath of a manufacturer's product line, many mass-market retailers are authorized to carry only a manufacturer's lower-margin commodity products.

Challenges Facing Consumers

     Shopping for consumer electronics is a complex, multi-step process that often requires significant research, education and comparison before a transaction takes place. Consumer electronics are available from many manufacturers, each of which offers numerous models with varying levels of features and product quality over a wide range of costs. In addition, with the rapid pace of technological change in the industry, it often is difficult for consumers to remain educated about consumer electronics or assess the compatibility of new products with their existing equipment. For example, emerging standards in audio and video performance rapidly may render existing products undesirable or obsolete. Similarly, a consumer wishing to purchase a DVD player with Dolby Digital(TM) audio capability may be uncertain as to whether or not an existing home theater system will support the audio, video, connectivity or size requirements of the new product. We believe that consumers are often frustrated by consumer electronics retailers that do not adequately assist them with these complex purchasing decisions.

     The traditional consumer electronics retail channel is fragmented, and includes mass merchant retailers and discount stores such as Sears and Wal-Mart, regional or national chain stores such as Best Buy and Circuit City, mail order catalogs such as Crutchfield's and local specialty shops. Mass merchant retailers and discount stores often offer attractive pricing on the products they carry, however, they typically offer only a limited selection of low-end products and lack trained, knowledgeable sales people. Regional or national chain stores may carry some high-end products within the limited space of their stores, but may lack experienced and knowledgeable sales people capable of delivering satisfactory customer service. Mail order catalogs offer convenience and protection from high-pressure sales people, but typically focus on one specific category, and are limited by catalog space constraints in offering either extensive selection or in-depth product information. Specialty stores such as home audio and video shops may offer better customer service than other store-based retailers, but may have higher prices and a narrower selection. As a result of these factors, we believe that the traditional retail channel for consumer electronics fails to satisfy consumer demand for selection, product information, expert advice, personalized service and convenience.

Challenges Facing Manufacturers

     In addition to the problems faced by consumers, the traditional consumer electronics retail channel presents significant limitations for manufacturers. Traditional retailers cannot offer manufacturers unlimited shelf space and manufacturers have often felt under-served by existing channels that they believe do not

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effectively communicate their marketing messages or appropriately position their products. Furthermore, unsatisfactory customer service or inadequately trained sales people provide inadequate support for valuable manufacturer brands. In addition, some traditional retailers may discount below MAP policy or sell into unauthorized channels of distribution. As a result, traditional retailers may limit manufacturers' ability to meet their revenue and market share objectives and to protect the positive perception of their brands.

     Given the limitations of the traditional consumer electronics retail channel, we believe that the opportunity exists to create a more compelling solution. By leveraging the Internet and its unique characteristics, we believe 800.COM represents a superior solution for both consumers and manufacturers.

THE 800.COM SOLUTION

     800.COM is a leading online specialty retailer of consumer electronics and related products. Our approach to the consumer electronics market is that of a value-added retailer. We add value to the shopping experience by offering in one place a broad selection of products, detailed product information and reviews, decision support and product comparison tools and product experts available for pre-sale consultation and post-sale installation support. The core belief of value-added retailing is that when consumers are presented with better brands and technologies in an understandable format and convenient environment, they will aspire to purchase these better products.

     We offer a broad selection of high-quality, brand-name products at competitive prices in a respectful, objective and information-rich environment. We provide consumers with a satisfying, highly-interactive online experience that enables them to discover, evaluate, compare and purchase high-quality consumer electronics. The customer shopping experience is also enhanced by offering easily understood, up-to-date product information and low-pressure personalized consultation to guide shoppers through the buying process at their own pace. This is especially important for complex products like consumer electronics, where the purchase decision is more involved and requires more information, comparison and consideration than a commodity product. Furthermore, 800.COM combines state-of-the-art technology with merchandising expertise to provide consumers with many of the sensory benefits of shopping in a physical store. We also strive to provide a sense of community not found at traditional consumer electronics retailers.

     The principal advantages of our model include:

     Value-Added Shopping Services. We have designed a specialized, online shopping environment that brings together all of the elements necessary for a consumer to make an informed and satisfying purchase decision, including:

     - Detailed Product Specifications and Decision Support Tools. We feature extensive information on our products, including product descriptions, high-quality product pictures, and technical specifications. Our Web site technology allows consumers to generate comparison charts that map the features of specific products in an easy to understand table. In addition, consumers may zoom in on and rotate many product images to better understand their features, connections and construction.

     - Extensive Information and Content. Our Web site contains extensive product information to assist consumers through every stage of the purchasing process, from early investigation and research to post-purchase questions and problem solving. We provide centralized access to comprehensive product information, including detailed information from manufacturers, expert advice and consumer reviews. We currently employ a staff of industry veterans who write articles for the Web site, respond to e-mails and answer customer service questions.

     - Knowledgeable Consultation and Support. Our service representatives receive extensive training both internally and from manufacturer programs in order to provide consumers with the highest level of support. In addition, our knowledgeable and professionally trained staff is available online or offline, seven days a week, to answer questions and provide guidance during the buying cycle and to provide post-sale support for product installation and use.

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

     Broad Selection of Authorized Products. We offer consumers convenient one-stop access to an authorized selection of brand name televisions, DVD players, VCRs, audio components, camcorders, digital cameras, telephones, electronic accessories and other consumer electronics products. As an online retailer, we are able to offer our merchandise without shelf-space limitations, store-layout constraints or floor-model expenses faced by traditional retailers. As a result of our strong relationships with leading consumer electronics manufacturers, we are authorized to offer a broad spectrum of products from manufacturers of over 60 of the most widely recognized consumer electronics brands including Sony, Pioneer, Sharp, RCA, Zenith, Toshiba, Philips, JBL, Kenwood, Sanyo and Olympus. Our status as an authorized retailer provides a number of advantages, including reliable access to product inventory, manufacturer resources for training and support, consistent pricing and more predictable product margins, purchasing efficiencies, promotional incentives and information sharing for marketing purposes. Customers benefit from the breadth of our product line, access to our manufacturer trained customer service representatives and the ability to return merchandise to us for return to the manufacturer.

     Control of Fulfillment and Distribution. We have invested significant resources to create our own fulfillment, distribution and customer service functions, rather than outsourcing these functions to a third party. Our control of these operations in-house enhances our ability to gain manufacturer authorizations, carry a customized assortment of products, improve product margins, reduce shipping and handling costs and shorten delivery times, all of which contribute to high customer satisfaction through better service.

     Commitment to Full Service Retailing. A full service approach is a key aspect of every phase of our business. Although all retailers profess a dedication to customer service, we believe that specialty retailers of complex products, such as consumer electronics, need a different approach than commodity sellers. Minimizing the stress of a difficult purchasing decision is critical to our ability to acquire and retain customers. Our customer service approach blends a customer-oriented philosophy with talent and technology necessary to deliver service tailored for the complex products that we sell. Our approach has been validated by strong customer satisfaction ratings reported by BizRate, an independent market research company, based on customer surveys they conducted related to over 50,000 purchases from our online store.

THE 800.COM GROWTH STRATEGY

     Our goal is to be the leading value-added online specialty retailer of consumer electronics by bringing together all of the elements necessary for a consumer to make an informed and satisfying purchase decision. To reach this goal, we are implementing a strategy that includes the following key elements:

     Aggressively Building Our Brand. We intend to establish 800.COM as the leading brand and trusted source for buying consumer electronics and related entertainment products over the Internet. We intend to position the 800.COM brand to represent a fundamentally new way to shop for complex goods and services. Through our advertising campaigns, promotional activities and strategic relationships, we plan to generate brand awareness and drive customer traffic to our Web site.

     Promoting Repeat Purchases. We are focused on promoting customer loyalty and building repeat purchase relationships with our customers. We intend to use our database of customer purchasing history, direct marketing techniques and customer feedback to effectively target existing customers, tailor Web site features to individual customers and enhance our customer service and product offerings. The informational and community resources on our Web site, customer-only promotions, and availability of goods that complement our core consumer electronics products, such as movies, music and video games, all encourage regular visits from our customers.

     Maintaining and Expanding Our Authorized Dealer Status. We plan to continue our focus on consumer electronics and dedication to customer service in order to add to and enhance our manufacturer authorizations. We believe our commitment to customer service and satisfaction played a deciding role in the selection of 800.COM as the first Internet-only authorized retailer for both Sony Electronics, Inc. and

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

Pioneer USA. We are currently an authorized retailer for over 60 of the most widely recognized consumer electronics brands. As our sales volume and support infrastructure continue to grow, we expect these relationships to continue to develop and yield further advantages. We believe the process of gaining manufacturer authorization will inhibit or slow the entry of potential competitors.

     Enhancing the Online Shopping Experience. We are committed to the seamless integration of product offerings with relevant content, community and services. Offering superior customer service and continually improving our communications with customers are among our top priorities. We will continue to enhance our technological and operational infrastructure in order to improve the speed, functionality and security of our online store. For example, our comparison tool enables consumers to easily generate a table contrasting the features of multiple products within a category. We expect to continue to introduce innovative and advanced decision support tools. In addition, we continue to add sales and service representatives who possess a blend of traditional skills and provide them leading-edge communications tools that permit them to assist and advise customers while they shop in our online store.

     Continuing Our Focus As a Value-Added Service Retailer of Consumer Electronics. We intend to capitalize on our customer base, brand name, merchandising expertise and distribution capabilities to become the primary place for consumers to purchase consumer electronics and related entertainment products. Consumer electronics retailing has unique requirements uncommon to other retailers. We believe that the sale of consumer electronics cannot be done well without an exclusive focus. We intend to continue to focus on consumer electronics and related entertainment products.

THE 800.COM ONLINE EXPERIENCE

     Our online store offers consumers a convenient, informative, secure and enjoyable shopping experience. Shoppers on our Web site can, from their home or office, browse for specific products, conduct targeted searches, gather information, interact with other customers or our expert staff, view special promotion items, visit their personalized shopping page, order products and check order status. We believe that our full-service, value-added approach to online retailing significantly improves our ability to sell complex, premium quality consumer electronics products. We also believe that the comprehensive product information we make available to consumers significantly increases customer satisfaction and loyalty while reducing product return rates.

     Our Online Store Departments

     We categorize our products and services into several different departments, which are briefly described below.

     Electronics Department. We are focused primarily on the sale of consumer electronics. We are an authorized retailer for manufacturers of over 60 of the most widely-recognized consumer electronics brands such as Sony, Pioneer, Sharp, RCA, Zenith, Toshiba, Philips, JBL, Kenwood, Sanyo and Olympus, and

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

offer over 1600 consumer electronics products at a full-range of price points. Our electronics department is divided into product categories and subcategories, some of which are listed below:

------------------------------------------------------------------------------------------------------------------------------
                                                     PERSONAL       PHONES/
CATEGORIES             VIDEO          AUDIO          DIGITAL        ELECTRONICS    CAR AUDIO      COMMUNICATION  ACCESSORIES
                                                     CAMERAS
------------------------------------------------------------------------------------------------------------------------------

 SUB-                  Televisions    Systems        Digital        Personal       CD Players     Cordless       AC Adapters
 CATEGORIES                                          Cameras        Stereo                        Phones
                       DVD Players    Receivers                                    CD Changers                   Antennas
                                                     Memory         Personal CD                   Corded Phones
                       TiVo/          Preamps/       Cards          Players        Cassette                      Blank tapes/
                       Replay TV      Processors                                   Players        Answering      discs
                                                     Peripherals    Radios                        Machines/
                       VCRs           Amplifiers                                   Amplifiers     Caller ID      Cables
                                                                    MP3
                       Camcorders     Equalizers                                   Speakers       Two-Way        Furniture
                                                                    Clock Radios                  Radios
                       Satellite      CD Players                                                                 Headphones
                       Systems                                      Portable
                                      Tape Decks                    MiniDiscs                                    Remote
                       Web TV                                                                                    Controls
                                      MiniDiscs
                                                                                                                 Storage/Bags
                                      Speakers
------------------------------------------------------------------------------------------------------------------------------

As an online retailer, we are able to effectively merchandise our broad and deep assortment of brand name consumer electronics in a customer-friendly and information-rich environment.

     Movie, Music and Games Departments. As a complement to our consumer electronics products, we offer movies in DVD and VHS formats, music in compact disc and cassette formats and video games. As of December 31, 1999, we stocked over 187,000 movie titles, 42,000 music titles and 240 video game titles. In addition to purchasing currently available titles, customers can pre-order products in order to obtain them upon release. In each of these departments, we highlight best sellers, new releases and special promotions. We also provide reviews and recommendations. Our movie, music and game departments offer merchandise that drives traffic to our online store and presents cross-selling opportunities for our consumer electronics.

     Forums. Our forums are designed to foster a sense of community among consumers who can participate in discussions on various topics, such as home theaters, DVD players, digital cameras, music or movies.

     Customer Service. By selecting Customer Service, consumers access information on how the customer can contact our customer care center by telephone, e-mail or mail. Live online help is also available from most product pages in the online store. There is also information on our policies for product returns, shipping, price matching, order handling, privacy protection, security and sales taxes. Customers can also access a personalized, password-protected Web page to review prior purchases, track pending orders, and organize "wish lists" for sending to relatives and friends.

Shopping at 800.COM

     A special characteristic of the consumer electronics market is that most consumers go through a multi-step, often multi-session sales cycle. It is common for a consumer to investigate a single purchase by visiting our site three or more times over a three week period. Before making a final purchase decision, the consumer may gather information in a variety of ways, including browsing our Web site, or contacting one of our experts by e-mail, telephone or online instant chat. Even though each session is a distinct interaction with the consumer, the consumer views them as a single conversation transpiring over the length of the sales cycle. Therefore, the challenge is to track these activities so that we can respond to the consumer with complete knowledge of all prior interactions. To meet this challenge, we have architected an infrastructure that can track this multi-step, multi-session, multi-channel sales cycle and preserve the integrity of all of our prior communications with the consumer to ensure optimal convenience and quality of service.

     Our online store is designed to efficiently address consumers' needs in each stage of this process and also to provide effective, post-sales support, as described below.

     Interest. We believe that the buying cycle begins with generating consumer interest in a particular product on our Web site. To develop this interest, we place online and offline advertisements, use value-

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

added promotions, enter into strategic relationships with portals and online partners, and market directly to our existing customer base. For example, we notify our existing customers and other consumers when there is news regarding the latest product offerings from manufacturers or when we open new departments in our online store, such as custom stores that feature products from a single manufacturer. In addition, our department home pages feature presentations that showcase selected products of special interest to consumers, including new technologies, special purchases and limited time offers. We frequently remind customers and other consumers of the every day benefits of shopping at 800.COM, for example that we do not collect sales taxes, as well as limited time offers, such as free shipping.

     Investigation and Research. After becoming interested in a product, a consumer generally will research that product and competing brands and models. For complex products, the amount of research is likely to be extensive. Our online store offers consumers a variety of product categories arranged in a simple, easy-to-use format intended to enhance product research and selection. From a department home page, customers can link directly to a product category, such as video, or a subcategory, such as DVD players. Subcategory home pages are "solution-centers," offering, within the subcategory, educational modules and other background materials, as well as links to product pages, related accessories and cabling information, where appropriate. In addition, consumers may access a variety of information from manufacturers and industry experts, including articles, industry news and buying guides.

     Reference. Consumers often desire to confirm their research by communicating with other consumers regarding their views of or experiences with a particular product. Our discussion forums, consumer reviews and customer ratings facilitate these reference activities. Consumers who pose a question on a forum often receive one or more responses from other consumers within 24 hours. In addition, our professionally-trained staff is available online and offline to answer questions and provide guidance and recommendations.

     Selection. Each product on our Web site is represented by an individual product page, which includes detailed specifications provided by the manufacturer, followed by a non-technical explanation of each relevant feature. To aid in the selection and decision-making process, we provide a sophisticated comparison tool that enables the consumer to generate a product comparison table that specifies availability, pricing, features, cabling requirements, if appropriate, and physical specifications for the selected products. For many products, the consumer can also choose to zoom in on and rotate product images to better understand their features, connections and construction. Finally, the consumer can engage a trained product specialist in a live, online chat session by clicking the "online support" button on each product page, which connects the customer to our call center.

     Acquiring the Product. Our fully-integrated inventory system allows us to notify customers in real-time whether a selected product is currently in stock. To place an order, the customer clicks the "checkout" button and, depending upon whether the customer has previously shopped with us, is prompted to supply shipping details online. We indicate shipping options and schedules during the checkout process. Before making a final purchase decision, customers can add and subtract products from their virtual shopping cart as they browse through our online store. Prior to finalizing an order, customers are shown their total charges and selected options, at which point they have the ability to change, confirm or cancel their order.

     Paying and Confirmation. To pay for orders, customers must use a credit card. The credit card is authorized during the checkout process, but is charged only when we ship the purchased item from our fulfillment facility. Our online store uses an encryption security technology that works with the most common Internet browsers and makes it virtually impossible for unauthorized parties to read information sent by our customers. Our system automatically confirms receipt of each order via e-mail within minutes and notifies the customer when we ship the order, which is typically within 24 hours for in-stock items. Customers can check the status of their orders online using a designated tracking number.

     Post-Purchase Support. Our highly-trained support staff is available seven days a week by instant messaging, e-mail or toll-free telephone to provide expert set-up, installation and other assistance. In addition, our Web site also offers tips on using particular features of products. Products that generate the
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most post-sale interactions with the customer care center, such as DVD players, audio/video receivers and large screen televisions, are added to our after care program. The after care program sends an introductory e-mail to purchasers of such products that reminds them that our customer care center is available for installation assistance and problem resolution.

     Warranties and Returns. In addition to manufacturers' warranties, we offer customers further product protection by selling them performance guarantees from National Electronics Warranty, the leading independent provider of extended service contracts. We maintain a money-back return policy for products purchased directly from our online store that are returned within thirty or, for certain products, seven days. Because we are an authorized retailer for most products, we are generally able to return to the manufacturer those products returned to us.

PRODUCT SOURCING AND MERCHANDISING

     We strive to purchase our consumer electronics directly from manufacturers, rather than through third-party distributors. In addition, we seek manufacturer authorization to sell products that we source from third-party distributors. We have been highly successful in pursuing this strategy. We are authorized for almost all of our consumer electronics products, including products from the manufacturers of the following brands:

  - Acoustic Research
  - Action
  - Advent
  - AGFA
  - Argus
  - Audiobahn
  - AudioSource
  - Audiovox
  - Bazooka
  - Bell'oggetti
  - Canon
  - Case Logic
  - Cerwin-Vega
  - Cobra
  - Computer Expressions
  - Diamond
  - Discwasher Digital
  - Fisher
  - Fuji
  - Funai
  - General Electric
  - Go.video
  - GPX
- Grundig
- Harman/Kardon
- Hitachi
- JBL
- Jensen
- Kaser
- KB Gear
- Kenwood
- Kinyo
- KLH
- Konka
- Koss
- Lexar
- Monster Cable
- Motorola
- Olympus
- Oritron
- Philips
- Philips Magnavox
- Pioneer
- RCA
- Recoton
- Replay
- Ricoh
- Samsung
- Sanyo
- Sennheiser
- Sensort Science
- Sharp
- Sherwood
- Sony
- Skipdoctor
- Sylvania
- Symphonic
- TDK
- Terk
- Toshiba
- Ultimate
- Uniden
- Vtech
- Yamaha (headphones, keyboards)
- Yorx
- Zenith

     The advantages of these relationships include:

     - Access to Product Inventory. Many manufacturers supply the majority, and in some cases all of their higher-quality products, directly to their authorized retailers.

     - Consistent Pricing. Authorized retailers can generally rely on a consistent price for their direct purchases from manufacturers. Pricing typically improves as volume increases.

     - Promotional Incentives. The availability of volume rebates, co-op advertising allowances and other discounts make direct purchasing highly advantageous to retailers from a cost perspective and further increases the historically stable margins in the consumer electronics market.

     - Resources for Training and Support. In most cases, manufacturers send factory representatives to train our service personnel to ensure that we are qualified to fully support their products.

     - Access to Market Information. Direct relationships also foster a more cooperative, less adversarial interaction with the supplier. This often results in significant advantages from information sharing, such as information regarding new product scheduling, price moves and competitive factors.

     We believe that our purchasing strategy benefits both consumers and suppliers by offering an alternative to the conventional consumer electronics distribution model. Our expanded selection of consumer electronics, competitive prices, and outstanding pre- and post-sales customer support lead to a high level of customer satisfaction and enhance the brands of our suppliers. We believe that our continued dedication to value-added online retailing of consumer electronics is the best method of maintaining our leadership position in this market and our beneficial relationships with suppliers.

     Our merchandising strategy incorporates both product sourcing and product presentation on our Web site. Our merchandising team has the primary responsibility for product selection, inventory levels and pricing. Merchandising decisions are supplemented by our information systems, which monitor inventory levels and product sales. Our merchandising team continuously reviews new and existing products and market trends in order to meet consumer demand and adjust our product mix.

     Effective product presentation on our Web site is an essential aspect of value-added retailing. Our Web site gives us significant flexibility in our ability to enable consumers to easily select, sort and compare a broad and deep assortment of brand name products. Our merchandise categories are presented on our Web site by "solution center" pages that feature primers and other product category information, as well as links to product pages, related accessories and cabling information as appropriate. Within the product categories, we feature presentations that showcase selected products new technologies, special purchases and limited time offers.

MARKETING AND PROMOTION

     Our marketing strategy focuses on establishing 800.COM as the leading brand and trusted source for buying consumer electronics and related products over the Internet.

Brand Building

     We are devoting substantial effort and expense to establish 800.COM as the most widely recognized brand for online specialty consumer electronics retailing. Our brand building efforts primarily target well-educated, affluent men between the ages of 25 and 49, who are the traditional purchasers of consumer electronics.

     In the fourth quarter of calendar 1999, we launched our first major brand-building campaign. This program consisted of a combination of offline advertising vehicles such as television, radio, print advertising and sponsorships. Our national and regional television advertising, targeted activity in markets with a high level of both consumer electronics sales and Internet penetration. We also use extensive online advertising to promote both our brand name and specific product offerings and promotions on a wide variety of Web sites. These online properties include major content and service providers such as America Online and the Microsoft Network, as well as special-interest sites focused on our target demographic. Our online advertising consists of a combination of banners, text links, editorial placement and anchor tenancy on selected Web sites.

Customer Acquisition

     To direct traffic to our online store, we have created numerous links that permit potential customers to connect directly to our Web site from other Web sites. We strive for widespread and strategic positioning of these links.

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     - Marketing Alliances. We seek marketing alliances with prominent Internet portals and others that can demonstrably attract customers to our online store, such as our alliances with America Online and Microsoft Network. We entered into a two-year agreement with America Online in July 1999 and a one-year agreement with the Microsoft Network in November 1999. The America Online agreement provides us with an anchor tenancy as a preferred provider of consumer electronics on the America Online Network, America Online's Web site, Compuserve and Netscape-Netcenter. The Microsoft Network agreement provides us with similar placement on the MSN Shopping Web site. In addition, users searching for consumer electronics products who click on specific content areas and keywords within America Online and the Microsoft Network are directly linked to our online store.

     - Affiliate Program. We increase our reach and exposure on the Internet by continuing to add to the network of over 22,000 companies in our affiliate program. These companies receive referral fees or participate in revenue sharing when links from their Web sites to our online store generate sales for us. In exchange for providing the technology to administer our affiliate network, BeFree, Inc. receives a 2% commission for each affiliate sale in addition to the fee we pay to the referring site.

Customer Retention

     We use our database of prior purchases and visits to personalize content for returning customers. For example, we can identify returning customers and recommend products that they may be interested in based upon their history of previous purchases. If authorized by the customer, we also use this information for customer-only special promotions to improve the efficiency of our online direct marketing campaigns. We further build customer loyalty through post-sales contact to determine if customers are satisfied with their purchases and to offer installation and set-up assistance.

CUSTOMER CARE

     Due to the complex nature of the consumer electronics products we sell, a high level of customer care is critical to both retention of our existing customer base and acquisition of new customers. We constantly make changes to improve customer service based on feedback solicited from customers through our Web site and through our relationship with BizRate, a market research firm that surveys our customers.

     We strive to fully support the buying process by offering a high level of both pre- and post-sale customer support. We conduct a regularly scheduled program of internal training for our customer care representatives and we monitor phone and e-mail communications from time to time to insure high standards of customer service. Our in-house customer call center, which is staffed 14 hours per day, Monday through Friday, and 10 hours per day on weekends, features two levels of customer support. Customers can contact our first-level customer care representatives by a toll-free telephone call or by e-mail.

     Our second level product specialist group consists of service representatives with advanced training in consumer electronics. Many of these product specialists are seasoned industry veterans. In addition to internal training programs, major consumer electronics suppliers train our product specialist group on a regular basis. The product specialists are available to answer customer questions, provide product operation and configuration assistance and to help troubleshoot customer problems. Product specialists are available via our toll-free number, by e-mail, or by live online chat session. We strive to keep telephone hold and chat session waiting times under two minutes and to respond to all customer inquiries within 24 hours.

     Our service representatives have access to a database of previous interactions between the customer and the customer call center, regardless of whether the previous response was by telephone, fax, e-mail or chat. This historical information facilitates continuity in the customer's relationship with the call center. Service representatives are also supported by our searchable product database, which contains in-depth product information.

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     Customer service does not end with the sale of a product. Purchasers receive post-sale e-mail messages to confirm orders and shipments. For many products, customized wiring diagrams and installation instructions are generated. Customers can also contact the customer call center for expert set-up and installation assistance.

     In addition to the customer call center, we have developed a sophisticated and intuitive self-help environment within our online store. For example, customers can easily generate customized product comparison tables and track their own orders, including shipping information. Our Web site also contains detailed explanations of our policies concerning shipping, returns, privacy and security.

FULFILLMENT

     We believe that operating our own customer fulfillment center is essential to our strategy. Our control of these operations in-house improves our ability to gain manufacturer authorizations, carry a customized assortment of products, improve product margins, reduce shipping and handling costs and shorten delivery times, all of which contribute to high customer satisfaction through better service. We have contingency plans to temporarily outsource portions of fulfillment, as well as other operations, in the event our growth exceeds our internal capabilities.

     The customer fulfillment center receives consumer electronics and movie, music and game software inventory from a variety of large and small manufacturers and distributors. Orders placed on our Web site are communicated to our warehouse management computer system, which transmits pick, pack and ship information to the customer fulfillment center over a secure connection. Picking is accomplished by an internally developed system which utilizes pick documents and hand-held wireless data scanners. Multiple manual packing and shipping stations handle larger consumer electronics products while four high-speed automated manifesting and packaging lines handle movies, music, and video game, as well as smaller consumer electronics products. Our warehouse distribution system updates our central inventory management system with information on receiving, shipping, on-hand inventory quantities, and on-hand inventory locations. This process enables us to display shipping status and availability for products on our Web site.

     Most orders are shipped via either the U.S. Postal Service or United Parcel Service. We contract with common carriers to deliver large televisions through our Red Carpet Delivery program, which includes unpacking and positioning the television and removing packaging materials. We provide our customers with online order tracking capability through both the United States Postal Service and United Parcel Service. We notify each customer by e-mail that an order has been received, and send a second e-mail when the order has been consigned for shipment. During the nine-month period ending December 31, 1999, over 95% of in-stock items were shipped within 24 hours of order.

TECHNOLOGY

     We have designed and implemented a business infrastructure that supports our specialty, full-service, online sales model. Our strategy has been to assemble and integrate a unique set of industry standard and proprietary applications to automate, manage and track our business processes in real-time. This architecture is designed to ensure that customers receive consistent and uninterrupted support as they navigate the multi-step, often multi-session, buying process inherent to our category. The complex architecture necessary to guarantee integrity of the customers' data and the highest level of customer support for the purchase of complex products contrasts sharply with the minimal infrastructure and nominal support required for the single step sales cycle that typifies simple, commodity products. Our architecture has also been designed to permit flexibility in the face of changing customer needs and Internet technologies and to scale easily as our business grows.

     We operate our own data center in Portland, Oregon. It is a secure facility with climate control and redundant power. For Internet connectivity, we have multiple diverse fiber connections to multiple Internet Service Providers with extensive national network backbones.

     Our Microsoft Windows NT-based Web servers use Microsoft Site Server Commerce Edition as a foundation for over 20 proprietary and commercially available applications, including promotion management, channel management, product administration, content administration, community services, and customer support delivery and tracking applications. Our back-end information systems use an IBM AS/400 computer to automate accounting, warehouse, distribution, inventory control, call center, credit card authorization and fraud checking, and permit the integration of additional services provided by our manufacturers, shipping partners and financial partners.

     We use encryption to protect transactions conducted over the Internet. Customer account and credit card information is protected by firewalls and other security measures.

COMPETITION

     We currently compete with a variety of other companies that sell consumer electronics. Our competitors include:

     - store-based consumer electronics specialty retailers, ranging in size from a single store to regional and national chains, such as Best Buy and Circuit City Stores;

     - discount retailers and price clubs, such as Costco Wholesale and Wal-Mart;

     - department stores, such as Sears;

     - catalog retailers, such as Crutchfield;

     - non-specialized online retailers, such as Amazon.com, Buy.com and Mercata, that carry consumer electronics products among their offerings; and

     - online consumer electronics specialty retailers, such as electronics.net and ROXY.com.

     We also compete with store-based and online sellers and renters of music, movies and video games.

     We believe that for commodity consumer electronics, which are typically sold by discount retailers, price clubs and non-specialized online retailers, as well as for music, movies and video games, the principal competitive factors are convenience and price. We believe that the principal competitive factors for selling higher-quality consumer electronics are customer service, selection of brand name products, manufacturer authorizations, information, convenience and price.

     We believe that our business model, specialty focus and strong relationships with manufacturers provide us with a substantial lead over potential competitors that may attempt to build an online retail and fulfillment system for complex consumer electronics products.

PROPRIETARY RIGHTS

     We rely on a combination of trademark, copyright, trade secret, confidentiality procedures and contractual provisions to protect our proprietary rights.

     The 800.COM brand is an important component of our business strategy. We have registered the 800.COM logo in the United States and Australia, and applications are pending in numerous foreign jurisdictions. We have applied for trademark registration for the "800.COM" in the United States and numerous foreign jurisdictions.

     Our software, reference materials, advertisements and other written materials are protected by international and United States copyright laws. We treat the source code for all internally developed applications and many of our proprietary business processes as trade secrets and require all employees and third parties who require access to the source code or processes to sign non-disclosure agreements.

     We expect to file patent applications relating to aspects of our proprietary technology and business processes. We currently have no issued patents.

GOVERNMENT REGULATION

     Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The nature of this legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, this legislation could subject us to potential liability, which in turn could harm our business. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our products and services, or increase the cost of doing business, or otherwise harm our business, financial condition and results of operations. In addition, the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of electronic commerce.

     Several states have also proposed legislation that would limit the use of personal information gathered online or require Web sites to establish privacy policies. The Federal Trade Commission has also initiated action against at least one Web site regarding the manner in which information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our products or services, increase the cost of doing business as a result of litigation costs or increased service delivery costs. In addition, because our products and services are accessible throughout the United States, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state. We are qualified to do business in Oregon. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in those jurisdictions. Any new legislation or regulation of this kind, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could harm our business, financial condition or results of operations.

EMPLOYEES

     As of December 31, 1999, we had 125 full-time employees, including 58 in operations, which includes both our customer care center and fulfillment center, 32 in sales and marketing, 21 in information services, and 14 in executive management and administration. We devote, and will continue to devote, substantial resources to attract high-quality employees and build a strong corporate culture that encourages and rewards success. We believe that our investments in recruiting and training help us attract and retain key managers and productive employees. None of our employees is represented by a labor union. We have never experienced a work stoppage and we consider our employee relations to be good.

FACILITIES

     Our corporate offices and fulfillment center are located in Portland, Oregon. We rent approximately 38,000 square feet for our corporate offices under a 5-year lease that expires in March 2004, with an option to renew for two additional 5-year terms. We rent approximately 210,000 square feet of warehouse space for our fulfillment center under a lease that expires in March 2001, with an option to extend the lease to September 2004. We also have the right to expand the fulfillment center into an additional 100,000 square feet adjacent to our current space.

LEGAL PROCEEDINGS

     From time to time we are involved in litigation incidental to the conduct of our business. We are not currently a party to any lawsuit or proceeding that, in our opinion, is likely to seriously harm our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS, OTHER KEY MEMBERS OF MANAGEMENT AND DIRECTORS

     Our executive officers, other key members of management and directors, and their ages and positions, are as follows:

             NAME                AGE                             POSITION
             ----                ---                             --------
Gregory L. Drew(1).............  46     Chairman of the Board, Chief Executive Officer and
                                        President
Robert S. Falcone..............  53     Senior Vice President, Chief Financial Officer and
                                        Secretary
Frank Sadowski.................  47     Senior Vice President, Merchandising
Timothy Zuckert................  35     Vice President, Chief Marketing Officer
Ken C. La Honta................  44     Vice President, Finance
Jason Palmer...................  31     Vice President, Sales and Operations
Dave Watrous...................  41     Vice President, Information Systems
Peter G. Bodine(2).............  37     Director
Len K. Jordan(1)...............  33     Director
Gerard H. Langeler(1)(2).......  49     Director
James G. Shennan, Jr.(2) ......  58     Director
Spencer C. Tall................  38     Director

---------------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

     Gregory L. Drew founded 800.COM and has served as our Chief Executive Officer and President since our inception in December 1997. He has also served as our Chairman of the Board since July 1998. Prior to founding 800.COM, Mr. Drew served briefly as QUALCOMM Incorporated's Portland site manager after QUALCOMM acquired Now Software, Inc., a personal productivity software company, in December 1997. From April 1996 to December 1997, he was Vice President, Worldwide Sales and later Vice President and General Manager of the End User Products Group of Now Software. Mr. Drew was Vice President, Worldwide Sales of Clientele Software, Inc. a customer support software company, from September 1995 to April 1996. From August 1994 to August 1995, he served as Vice President, Worldwide Sales of Tut Systems, Inc., a networking products company. Mr. Drew recently was named to Oregon State Governor John Kitzhaber's Council on the Internet.

     Robert S. Falcone has served as our Senior Vice President, Chief Financial Officer and Secretary since January 2000. From August 1990 to January 1998, Mr. Falcone was employed by NIKE, Inc., serving as its Corporate Vice President and Chief Financial Officer from April 1992 to January 1998.

     Frank Sadowski has served as our Senior Vice President, Merchandising since January 2000. From January 1999 to January 2000, he served as our Vice President, Merchandising. From January 1994 to November 1998, Mr. Sadowski was employed by Sun Television and Appliances, Inc., a regional consumer electronics and appliance retailer, serving as the Merchandise Manager of its Audio Division from February 1996 to November 1998.

     Timothy Zuckert has served as our Vice President, Chief Marketing Officer since July 1999. From March 1998 to July 1999, he served as Vice President of Sales and Marketing of Disney Interactive, Inc. Mr. Zuckert was Vice President of Marketing of The Palace Inc., a community Web site company, from April 1997 to March 1998. From December 1995 to April 1997, he was Vice President of Marketing and later President and Chief Executive Officer of Virgin Sound and Vision, the children's software publishing arm of the Virgin Group PLC. Mr. Zuckert was the Director of Product Marketing for Maxis, Inc., an educational and entertainment software company, from September 1991 until December 1995.

     Ken C. La Honta has served as our Vice President, Finance since July 1999. From July 1999 to January 2000, Mr. La Honta also served as our Chief Financial Officer. From December 1991 to June

1999, Mr. La Honta was employed by Norm Thompson Outfitters, Inc., serving as its Senior Vice President, Finance and Chief Financial Officer from June 1997 to June 1999, and as its Vice President and Chief Financial Officer from December 1991 to June 1997.

     Jason Palmer has served as our Vice President, Sales and Operations since February 1998. From June 1996 to February 1998, Mr. Palmer was the National Sales Manager of the End User Products Group of Now Software. From October 1995 to June 1996, Mr. Palmer was Channel Sales Manager for Clientele Software. From January 1995 to October 1995, he was the Senior Account Manager for Tut Systems. From January 1992 to January 1995, Mr. Palmer served as an Assistant Manager of Wal-Mart Stores, Inc.

     Dave Watrous has served as our Vice President, Information Systems since May 1998. From December 1995 to April 1998, Mr. Watrous was employed by Now Software as an Information Systems Manager. From January 1986 to November 1995, Mr. Watrous was the Technical Services Manager for Advanced Information Solutions, Inc.

     Peter G. Bodine has served as a director of 800.COM since March 1999. Since 1992, he has been a General Partner of APV Technology Partners, a venture capital firm, and a managing member of Asia Pacific Ventures, a consulting firm. Mr. Bodine currently serves on the board of Fatbrain.com, Inc., an online specialty bookstore, and several privately-held companies in which APV Technology Partners is an investor. Mr. Bodine is the brother-in-law of Spencer
C. Tall, one of our directors.

     Len K. Jordan has served as a director of 800.COM since July 1998. Since January 1997, he has served as a Senior Vice President at RealNetworks, Inc., an Internet media delivery company. From November 1993 to November 1996, Mr. Jordan served in various management capacities at Creative Multimedia, Inc. a developer and publisher of CD-Rom and internet products, including as its President.

     Gerard H. Langeler has served as a director of 800.COM since October 1998. Mr. Langeler has been a General Partner of Olympic Venture Partners, a venture capital firm, since 1992. He currently serves on the boards of Preview Systems, Inc., an electric commerce infrastructure company, and Vascular Solutions, Inc., a medical device company, as well as several privately-held electronic commerce companies in which Olympic Venture Partners is an investor.

     James G. Shennan, Jr. has served as a director of 800.COM since March 1999. From June 1989 to the present, Mr. Shennan has been a General Partner of Trinity Ventures, a venture capital firm. Mr. Shennan has over 25 years experience in consumer products and services marketing. Mr. Shennan also serves on the boards of directors of the Starbucks Coffee Company, P.F. Chang's China Bistro, Inc. and Quokka Sports, Inc., an online sports media company, as well as several privately-held consumer and electronic commerce companies in which Trinity Ventures is an investor.

     Spencer C. Tall has served as a director of 800.COM since March 1999. Mr. Tall is currently a General Partner of APV Technology Partners, a venture capital firm, and a managing member of Asia Pacific Ventures, a consulting firm. He has been affiliated with APV Technology Partners since 1996, and has held various positions at Asia Pacific Ventures since 1992. Mr. Tall currently serves on the boards of several privately-held companies in which APV Technology Partners is an investor. Mr. Tall is the brother-in-law of Peter G. Bodine, one of our directors.

BOARD COMPOSITION

     Our board of directors currently consists of six members. Each director holds office until the later of the expiration of his term or until his successor is duly elected and qualified. Upon completion of this offering, our articles of incorporation will provide for a classified board of directors. At that time, our board of directors will be divided into three classes, with each class serving staggered three-year terms. The Class I directors will stand for election or re-election at the 2001 annual meeting of shareholders. The Class II directors will stand for election or re-election at the 2002 annual meeting of shareholders. The Class III directors will stand for election or re-election at the 2003 annual meeting of shareholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

     Messrs. Bodine, Jordan, Langeler, Shennan and Tall were elected to the board of directors pursuant to a voting agreement among 800.COM and its principal shareholders. This voting agreement will terminate upon completion of this offering. Each of our current directors will continue to serve on the board of directors upon completion of this offering.

BOARD COMMITTEES

     Our audit committee consists of Messrs. Bodine, Langeler and Shennan. Our audit committee reviews our auditing, accounting, financial reporting and internal control functions and makes recommendations to the board of directors for the selection of independent accountants. In addition, the committee monitors the quality of our accounting principles and financial reporting, as well as the independence of our independent accountants. In discharging its duties, the audit committee will:

     - review and approve the scope of the annual audit and the independent accountant's fees;

     - meet separately with our independent accountants and our senior management; and

     - review the general scope of our accounting, financial reporting, annual audit, matters relating to internal control systems and the results of the annual audit.

     Our compensation committee consists of Messrs. Drew, Jordan, and Langeler. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our executive employees and administers our stock plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves on the board of directors or compensation committee of an entity that has one or more of its executive officers serving as a member of our board of directors.

COMPENSATION OF DIRECTORS

     We do not pay directors cash compensation. However, we reimburse non-employee directors for reasonable expenses incurred in connection with their attendance at board and committee meetings. Also, we have granted to one of our non-employee directors options to purchase common stock, as indicated below.

                                                           NUMBER     EXERCISE PRICE
                NAME                    DATE OF GRANT     OF SHARES     PER SHARE
                ----                   ----------------   ---------   --------------
Len K. Jordan........................   July 15, 1998       50,000          $0.10
                                       February 1, 2000     15,000           6.61

EXECUTIVE COMPENSATION

     The table below summarizes the compensation earned for services rendered to us in all capacities for the fiscal year ended March 31, 1999, by our chief executive officer. No other executive officers of 800.COM earned $100,000 or more in combined salary and bonus in the fiscal year ended March 31,

1999. We have not granted any stock options to Mr. Drew, nor have we entered into any employment contract or change of control arrangement with Mr. Drew.

                                                        ANNUAL COMPENSATION
                                                   ------------------------------
           NAME AND PRINCIPAL POSITION             FISCAL YEAR    SALARY    BONUS
           ---------------------------             -----------   --------   -----
Gregory L. Drew..................................     1999       $112,500   $ --
  Chief Executive Officer and President

STOCK PLANS

     1998 Stock Option Plan

     Our 1998 stock option plan permits the grant of options to our employees, officers, directors, consultants and advisors. For employees, options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options. Nonemployees may only receive nonstatutory stock options. As of December 31, 1999 a total of 2,478,568 shares of common stock were authorized for issuance upon the exercise of options granted or to be granted under the 1998 stock option plan. As of December 31, 1999, options to purchase a total of 2,107,804 shares of common stock, with a weighted average exercise price of $2.01 per share, were outstanding under the 1998 stock option plan. Concurrently with the approval of our 2000 stock incentive compensation plan by our board of directors, the 1998 stock option plan will be capped at the number of options then outstanding and no further options will be granted under the 1998 stock option plan. The 1998 stock option plan provides that if we are involved in any merger, consolidation or reorganization in which we are not the surviving corporation, each outstanding option will terminate except to the extent assumed by the surviving corporation.

     2000 Stock Incentive Compensation Plan

     Our 2000 stock incentive compensation plan will offer opportunities to our employees, directors, officers, consultants, agents, advisors and independent contractors to participate in our growth and success, to encourage them to remain in our service and to own our stock. The 2000 stock incentive compensation plan permits both option and stock grants. We have reserved the following shares of common stock for the 2000 stock incentive compensation plan:

     -           shares; plus

     - any shares returned to the 1998 stock option plan upon termination of options other than terminations due to exercise or settlement of such options; plus

     - an automatic annual increase, to be added on the first day of our fiscal year beginning April 1, 2002, equal to the lesser of shares or % of the average common shares outstanding as used to calculate fully diluted earnings per share as reported to our shareholders in our annual report for the preceding year.

     The plan administrator will make proportional adjustments to the aggregate number of shares issuable under the 2000 stock incentive compensation plan and to outstanding awards in the event of stock splits or other capital adjustments.

     STOCK OPTION GRANTS. The compensation committee will serve as the plan administrator of the 2000 stock incentive compensation plan. The plan administrator will select individuals to receive options and specify the terms and conditions of each option granted, including:

     - the exercise price;

     - the vesting provisions; and

     - the option term.

     The exercise price must not be less than the fair market value of the common stock on the date of the grant for incentive stock options and not less than 85% of the fair market value of the common stock on the date of the grant for nonstatutory stock options.

     Unless otherwise provided by the plan administrator, options granted under
the 2000 stock incentive compensation plan will vest over a                -year
period, and generally will expire on the earliest of:

     - ten years from the date of grant;

     - one year after the optionee's retirement, death or disability;

     - notice to the optionee of termination of employment or service for cause; and

     - three months after other terminations of employment or service.

     Stock Awards. The plan administrator is authorized under the 2000 stock incentive compensation plan to issue shares of common stock to eligible participants with terms, conditions, and restrictions established by the plan administrator in its sole discretion. Restrictions may be based on continuous service or the achievement of performance goals. Holders of restricted stock will be shareholders of 800.COM and will have, subject to established restrictions, all the rights of shareholders with respect to such shares.

     Corporate Transactions. In the event of a corporate transaction, such as a merger or sale of 800.COM, each outstanding option to purchase shares under the 2000 stock incentive compensation plan may be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not assume or provide an equivalent substitute for the option, the option will fully vest and the holder will have the right to exercise the option immediately before the corporate transaction. Some option agreements may call for accelerated vesting in the event of a corporate transaction. In addition, the plan administrator has discretion to accelerate the vesting of all options in the event of a corporate transaction.

     Termination of the Plan. Unless terminated sooner by the board of directors, the 2000 stock incentive compensation plan will terminate ten years from the date of its approval by the board of directors.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our articles of incorporation eliminate, to the fullest extent permitted by Oregon law, liability of a director to us or our shareholders for monetary damages resulting from conduct as a director. Although liability for monetary damages has been eliminated to this extent, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

     Our articles of incorporation and bylaws provide that we shall indemnify our directors and may indemnify our officers, employees and other agents to the fullest extent permitted by law. We also carry an insurance policy for the protection of our officers and directors against any liability asserted against them in their official capacities. We believe these provisions for the limitation of liability enhance our ability to attract and retain qualified persons as directors and officers.

     To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the above provisions, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                           RELATED PARTY TRANSACTIONS

     In June 1998, we issued warrants to purchase common stock at an exercise price of $0.10 per share to individuals who guaranteed portions of a $500,000 bank loan made to us. Gregory L. Drew, our Chairman of the Board, Chief Executive Officer and President, was one of these individuals. In connection with his guarantee, we granted Mr. Drew a warrant to purchase 150,000 shares, which he exercised in March 2000.

     In October and November 1998, we sold shares of Series A preferred stock to investors at a purchase price of $1.00 per share, including, among others, the following:

                                                     NUMBER
                    PURCHASER                       OF SHARES
                    ---------                       ---------
Olympic Venture Partners..........................  2,140,000
CB (Berkman) Capital..............................    500,000

     Olympic Venture Partners also received warrants to purchase 458,571 shares of common stock, with an aggregate exercise price of $1.00, in connection with its provision of temporary financing prior to the closing of the Series A preferred stock investment. Gerard H. Langeler, one of our directors, is a General Partner of Olympic Venture Partners, which holds more than 5% of our stock. CB (Berkman) Capital holds more than 5% of our stock.

     In March 1999, we sold shares of Series B preferred stock to investors at a purchase price of $2.21 per share, including, among others, the following:

                                                     NUMBER
                    PURCHASER                       OF SHARES
                    ---------                       ---------
Trinity Ventures..................................  1,809,955
APV Technology Partners...........................  1,764,706
CB (Berkman) Capital..............................  1,357,466
Vulcan Ventures Inc...............................  1,131,222
Olympic Venture Partners..........................    968,326

Olympic Venture Partners and CB (Berkman) Capital also received warrants to purchase 107,000 shares of common stock and 150,000 shares of common stock, respectively, with an exercise price of $0.10 per share, in connection with their provision of temporary financing prior to the closing of the Series B preferred stock investment. James G. Shennan, Jr., one of our directors, is a General Partner of Trinity Ventures, which holds more than 5% of our stock. Peter G. Bodine and Spencer C. Tall, two of our directors, are General Partners of APV Technology Partners, which holds more than 5% of our stock. Vulcan Ventures Inc. holds more than 5% of our stock.

     In March 1999, we entered into a Consultant and Representative Agreement with Asia Pacific Ventures Company. The agreement provided that Asia Pacific Ventures would assist us in the development of strategic partnerships with suppliers in exchange for our issuance to Asia Pacific Ventures of warrants to purchase up to 440,000 shares of common stock. We issued an immediately exercisable warrant to purchase 220,000 shares of common stock, with an exercise price of $0.23 per share, when we signed the agreement. We issued a second warrant exercisable for up to 220,000 shares that would vest upon the satisfaction of performance milestones by Asia Pacific Ventures. In February 2000, Asia Pacific Ventures reached these milestones, the second warrant fully
vested and the exercise price was set at $     per share. Asia Pacific Ventures
is an affiliate of APV Technology Partners and Messrs. Bodine and Tall serve as its managing members.

     In October and November 1999, we sold shares of Series C preferred stock to investors at a purchase price of $6.61 per share, including, among others, the following:

                                                     NUMBER
                    PURCHASER                       OF SHARES
                    ---------                       ---------
Levrick Limited...................................  1,512,859
Vulcan Ventures Inc. .............................  1,134,644
CB (Berkman) Capital..............................    926,981
Olympic Venture Partners..........................    615,732
Trinity Ventures..................................    453,858
APV Technology Partners...........................    242,058
Timothy Zuckert...................................     50,378

     Vulcan Ventures Inc. also received warrants to purchase 170,197 shares of common stock, with an exercise price of $6.61 per share, in connection with its provision of temporary financing prior to the closing of the Series C preferred stock investment. Levrick Limited holds more than 5% of our stock. Timothy Zuckert is one of our executive officers.

     In March 2000, we agreed to sell shares of Series D preferred stock to investors at a purchase price of $7.50 per share, including, among others, the following:

                                                     NUMBER
                    PURCHASER                       OF SHARES
                    ---------                       ---------
Vulcan Venturers Inc..............................    533,333
CB (Berkman) Capital..............................    133,333
Olympic Venture Partners..........................    133,333
Trinity Ventures..................................    133,333
APV Technology Partners...........................     72,666

                             PRINCIPAL SHAREHOLDERS

     The following table contains information about the beneficial ownership of our common stock as of February 29, 2000, for

     - each person who beneficially owns more than 5% of our common stock;

     - each director;

     - each executive officer named in the summary compensation table; and

     - all directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote and except for community property laws where applicable, the persons named in the following table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership before the offering is based on 24,356,908 shares of common stock outstanding as of February 29, 2000, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. The percentage of beneficial ownership after the offering
additionally reflects the           shares offered by this prospectus.

     The table assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will sell up
to a total of           additional shares of our common stock, and up to
          shares of common stock will be outstanding after the completion of this offering.

                                                                         PERCENTAGE OF SHARES OUTSTANDING
                                                    NUMBER OF SHARES     ---------------------------------
                NAME AND ADDRESS                   BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
                ----------------                   ------------------    ---------------    --------------
Olympic Venture Partners(1)......................       4,289,629             17.2%                %
  2420 Carillion Point
  Kirkland, Washington 98033
Gerard H. Langeler(1)............................       4,289,629             17.2
  c/o Olympic Venture Partners
  340 Oswego Pointe Drive, Suite 200
  Lake Oswego, Oregon 97034
CB (Berkman) Capital(2)..........................       2,934,447             12.0
  806 SW Broadway, Suite 900
  Portland, Oregon 97205
Gregory L. Drew(3)...............................       2,737,500             11.2
  c/o 800.COM, Inc.
  1516 N.W. Thurman
  Portland, Oregon 97209
APV Technology Partners(4).......................         480,700             10.0
  535 Middlefield Road, Suite 150
  Menlo Park, CA 94025
Peter G. Bodine(4)...............................         480,700             10.0
  c/o APV Technology Partners
  535 Middlefield Road, Suite 150
  Menlo Park, CA 94025
Spencer C. Tall(4)...............................         480,770             10.0
  c/o APV Technology Partners
  535 Middlefield Road, Suite 150
  Menlo Park, CA 94025

                                                                         PERCENTAGE OF SHARES OUTSTANDING
                                                    NUMBER OF SHARES     ---------------------------------
                NAME AND ADDRESS                   BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
                ----------------                   ------------------    ---------------    --------------
Vulcan Ventures, Inc.(5).........................       2,436,063              9.9
  110 110th Avenue, N.E. #550
  Bellevue, Washington 98004
Trinity Ventures(6)..............................       2,263,813              9.3
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, California 94025
James G. Shennan, Jr.(6).........................       2,263,813              9.3
  c/o Trinity Ventures
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, California 94025
Levrick Limited..................................       1,512,859              6.2               --
  c/o Royal Bank of Canada Trust
  Company (Jersey) Limited
  P.O. Box 194
  19 - 21 Broad Street
  St. Helier, Jersey JE4 8RR
  Channel Islands
Len K. Jordan(7).................................          34,780                *                *
  2643 W. Viewmont Way W
  Seattle, Washington 98199
All directors and executive officers as a group
  (9 persons)(8).................................      11,890,650             46.5

-------------------------
 *  Represents beneficial ownership of less than 1%.

(1) Consists of 3,056,263 shares and immediately exercisable warrants to purchase 528,571 shares held by Olympic Venture Partners IV, L.P.; 453,857 shares held by Olympic Venture Partners V, L.P.; and 213,938 shares and immediately exercisable warrants to purchase 37,000 shares held by OVP IV Entrepreneurs Fund. Mr. Langeler is a General Partner of Olympic Venture Partners, which controls the foregoing funds. Mr. Langeler has shared voting and investment power over the all of these shares, and he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(2) Consists of 1,178,733 shares and immediately exercisable warrants to purchase 150,000 shares held by CB (Berkman) Capital; 756,430 shares held by CB (Berkman) Capital II; and 849,284 shares held by CB (Berkman) Capital IIA.

(3) Includes 1,293,750 shares held by McDonald Investments Inc. FBO Gregory L. Drew IRA dated June 7, 1998, c/o McDonald Investment Center, 800 Superior Avenue, Cleveland, Ohio 44114; and immediately exercisable warrants to purchase 150,000 shares.

(4) Consists of 1,946,386 shares and immediately exercisable warrants to purchase 139,339 shares held by APV Technology Partners II, L.P.; 48,302 shares and immediately exercisable warrants to purchase 2,932 shares held by APV Technology Partners, L.P.; and 12,076 shares and immediately exercisable warrants to purchase 729 shares held by APV Technology Partners U.S., L.P. Messrs. Bodine and Tall are General Partners of APV Technology Partners, which controls the foregoing funds. Also includes immediately exercisable warrants to purchase 297,000 shares held by Asia Pacific Ventures, an affiliate of APV Technology Partners; and 33,936 shares held by WPS, LLC. Messrs. Bodine and Tall are managing members of both Asia Pacific Ventures and WPS, LLC. Messrs. Bodine and Tall may be deemed to be the beneficial owner of the 297,000 shares held by Asia Pacific Ventures and WPS, LLC, which have sole power to vote and dispose of their respective shares. Messrs. Bodine and Tall have shared voting and investment power over the all of the shares described in this footnote. Messrs. Bodine and Tall disclaim beneficial ownership of all of the foregoing shares except to the extent of their respective pecuniary interests in such shares.

(5) Includes immediately exercisable warrants to purchase 170,197 shares.

(6) Consists of 2,141,219 shares held by Trinity Ventures VI, L.P.; and 122,594 shares held by Trinity VI Side-by-Side Fund, L.P. Mr. Shennan is a General Partner of Trinity Ventures, which controls the foregoing funds. Mr. Shennan has shared voting and investment power over the all of these shares, and he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(7) Consists of 34,780 shares subject to options exercisable within 60 days of February 29, 2000.

(8) Includes immediately exercisable warrants to purchase 1,155,571 shares and 34,780 shares subject to options exercisable within 60 days of February 29, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     At December 31, 1999, assuming conversion of all shares of preferred stock into common stock, 24,221,671 shares of our common stock would have been outstanding and held by 78 shareholders of record. Upon completion of this
offering, our authorized capital stock will consist of      million shares of
common stock and      million shares of preferred stock.

     The following description of our capital stock gives effect to the amendment to our articles of incorporation to be filed upon completion of this offering. Our articles of incorporation and bylaws, as amended and restated upon the completion of this offering, provide further information about our capital stock.

COMMON STOCK

     Following this offering,      shares of common stock will be issued and
outstanding. This number does not reflect the exercise of stock options or warrants after December 31, 1999. Holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of our board of directors standing for election. Subject to the preferences of any preferred stock that may be issued in the future, the holders of common stock are entitled to receive any dividends that may be declared by our board of directors. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to receive pro rata all of the assets available for distribution after payment of liquidation preferences of any outstanding shares of preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     Following this offering, there will be no shares of preferred stock issued and outstanding. Our board of directors has the authority, without further
action by our shareholders, to issue up to             million shares of
preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. Our board of directors, without further shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of "blank check preferred stock" makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in control of us or make removal of our management more difficult. Additionally, if we issue this blank check preferred stock, the market price of our common stock may decrease, and its voting and other rights may be diminished. We have no current plans to issue any preferred stock.

REGISTRATION RIGHTS

     After this offering, the holders of 20,183,425 shares of common stock will have rights with respect to the registration of these shares under the Securities Act. Under the terms of the investors' rights agreement between us and the holders of these registrable securities, if after this offering we propose to register any securities under the Securities Act for our own account, these holders are entitled to notice of registration and to include their shares of common stock in the registration. The holders of these registrable securities are also entitled to demand registration rights under which, upon the request of the holders of a majority of these registrable securities, they may require us to file a registration statement under the Securities Act at our expense with respect to shares of our common stock, and we are required to use our best efforts to cause this registration to become effective. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration.

ANTI-TAKEOVER MEASURES

ARTICLES OF INCORPORATION AND BYLAWS

     Our articles of incorporation and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control. These provisions include:

     - allowing the board of directors, without further shareholder approval, to
       issue up to             shares of preferred stock;

     - requiring a classified board whenever there are six or more directors, with each class containing, as nearly as possible, one-third of the total number of directors and the members of each class serving for staggered three-year terms;

     - prohibiting cumulative voting for the election of directors;

     - requiring supermajority approval of the shareholders to effect amendments to the bylaws; and

     - requiring no less than 60 days' advance notice with respect to nominations of directors or other matters to be voted on by shareholders other than by or at the direction of the board of directors.

OREGON CONTROL SHARE AND BUSINESS COMBINATION STATUTES

     Oregon law may restrict the ability of our significant shareholders to exercise voting rights. The law generally applies to a person who acquires voting stock of an Oregon corporation in a transaction that results in that person holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation. If such a transaction occurs, the person cannot vote the shares unless voting rights are restored to those shares by:

     - the holders of a majority of the outstanding voting shares, including the acquired shares; and

     - the holders of a majority of the outstanding voting shares, excluding the acquired shares and shares held by the corporation's officers and inside directors.

     This law is construed broadly and may apply to persons acting as a group.

     The restricted shareholder may, but is not required to, submit to the corporation a statement setting forth information about itself and its plans with respect to the corporation. The statement may request that the corporation call a special meeting of shareholders to determine whether voting rights will be granted to the shares acquired. If a special meeting of shareholders is not requested, the issue of voting rights of the acquired shares will be considered at the next annual or special meeting of shareholders. If the acquired shares are granted voting rights and they represent a majority of all voting power, shareholders who do not vote in favor of granting voting rights will have the right to receive the appraised fair value of their shares. The appraised fair value will, at a minimum, be equal to the highest price paid per share by the person for the shares acquired in a transaction subject to this law.

     We are also subject to provisions of Oregon law that govern business combinations between corporations and interested shareholders. These provisions generally prohibit a corporation from entering into a business combination transaction with a person, or affiliate of that person, for a period of three years from the date the person acquires 15% or more of the voting stock of the corporation. For the purpose of this law, the prohibition generally applies to the following:

     - a merger or plan of share exchange;

     - any sale, lease, mortgage, or other disposition of 10% or more of the assets of the corporation; and

     - transactions that result in the issuance of capital stock of the corporation to the 15% shareholder.

The general prohibition does not apply, however, if:

     - the 15% shareholder, as a result of the transaction in which the person acquired 15% of the shares, owns at least 85% of the outstanding voting stock of the corporation;

     - the board of directors approves the share acquisition or business combination before the shareholder acquires 15% or more of the corporation's outstanding voting stock; or

     - the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, excluding shares owned by the 15% shareholder, approve the transaction after the shareholder acquires 15% or more of the corporation's voting stock.

OREGON CONSTITUENCY STATUTE

     Oregon law provides that our board of directors may consider other interests other than those of the majority of independent shareholders in determining whether a proposed acquisition is in our best interests, including the following:

     - the social, legal and economic effects of the proposed transaction on our employees, customers and suppliers and on the communities and geographical areas in which we operate;

     - the economy of the state or the nation;

     - our long-term and short-term interests and those of our shareholders, including the possibility that these interests may be best served by the continued independence of the corporation; and

     - other relevant factors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is
                    , [location].

LISTING

     We have applied to list our common stock on the Nasdaq National Market under the trading symbol "EHDC."

                        SHARES ELIGIBLE FOR FUTURE SALE

     As a result of various contractual and securities law restrictions on resale, only 15,737 shares outstanding immediately before this offering will be available for sale immediately after this offering. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have                shares of
common stock outstanding, assuming no exercise of the underwriter's over-allotment option and no exercise of outstanding options or warrants. Of
these shares, the                shares offered for sale through the
underwriters will be freely tradable without restriction under the Securities Act unless purchased by our affiliates or covered by a separate lockup agreement with the underwriters.

     The remaining                shares of common stock will be restricted
securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

     As a result of the lockup agreements and the provisions of Rules 144, 144(k) and 701, these restricted shares will be available for sale in the public market as follows:

     - 15,737 shares may be sold immediately after the offering;

     - the remaining             restricted shares may not be sold before 180
       days from the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens Inc.;

     - of the remaining restricted shares,             shares may be sold under
       Rule 144 or Rule 701 beginning 181 days after the date of this prospectus, as they have been held for the required period of time; and

     - the remaining restricted shares may be sold under Rule 144 or 144(k) once they have been held for the required period of time.

     Lockup Agreements. Substantially all of our shareholders and holders of options exercisable within 180 days of the date of this prospectus have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities exercisable for shares of our common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner only with the prior written consent of FleetBoston Robertson Stephens Inc., which has no present intent to release affiliates from the lockup agreements.

     Rule 144. In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding, which
       will equal approximately                shares immediately after this
       offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

     Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 discussed above.

     Rule 701. In general, under Rule 701, any of our employees, officers, directors, consultants or advisors who purchased or received shares from us before this offering under a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus. Such shares, however, could still be subject to a lockup agreement for a period of 180 days after the date of this prospectus. Non-affiliates will be able to sell their shares subject only to the manner of sale provisions of Rule 144. Affiliates will be able to sell their shares subject to the requirements of Rule 144, other than the holding period requirements.

     Registration Rights. Upon completion of this offering, the holders of 20,183,425 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement.

     Stock Options. Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance upon exercise of outstanding options. The Form S-8 registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market beginning 181 days after the date of this prospectus, or earlier if released from the lockup agreements by Fleet Boston Robertson Stephens Inc., subject to the Rule 144 volume limitations applicable to our affiliates.

                                  UNDERWRITING

     We are offering the shares of common stock described in this prospectus through a number of underwriters. FleetBoston Robertson Stephens Inc., Dain Rauscher Incorporated and Prudential Securities Incorporated are the representatives of the underwriters. We have entered into an underwriting agreement with these representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has separately agreed to purchase from us, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discount described on the cover page of this prospectus:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
FleetBoston Robertson Stephens Inc..........................
Dain Rauscher Incorporated..................................
Prudential Securities Incorporated..........................
                                                              --------
  Total.....................................................
                                                              ========

     The underwriting agreement provides that the underwriters must buy all of these shares from us if they buy any of them. The underwriters will sell these shares to the public when and if the underwriters buy them from us. The underwriters are offering the common stock subject to a number of conditions, including:

     - the underwriters' receipt and acceptance of the common stock from us; and

     - the underwriters' right to reject orders in whole or in part.

     Fleet Boston Robertson Stephens Inc. expects to deliver the shares of
common stock to purchasers on           , 2000.

     Over-Allotment Option. We have granted the underwriters an option to buy up
to           additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option only to the extent that they sell more than the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, the underwriters will be obligated to purchase the additional shares from us in the same proportions as they purchased the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the other shares are being sold.

     Stock Market Listing. We have applied to list our common stock on the Nasdaq National Market under the trading symbol "EHDC."

     Determination of Offering Price. Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

     - the valuation of publicly-traded companies that the representatives believe are comparable to us;

     - our financial information;

     - our history and prospects and the outlook for our industry;

     - an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue;

     - the present state of our development and the progress of our business plan; and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

     An active trading market for the our shares may not develop. Even if an active market does develop, the public price at which our shares trade in the future may be below the offering price.

     Underwriting Discounts and Commissions. The underwriting discount is the difference between the price the underwriters pay to us and the price at which the underwriters initially offer the shares to the public. The following table shows the per share and total underwriting discounts to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' over-allotment option described above:

                                           PER SHARE    NO EXERCISE    FULL EXERCISE
                                           ---------    -----------    -------------
Public offering price....................      $         $               $
Underwriting discount....................
Proceeds, before expenses, to us.........      $         $               $

     The expenses of this offering, not including the underwriting discount, are
estimated to be approximately $          and will be paid by us. Expenses
include the SEC filing fee, the NASD filing fee, Nasdaq listing fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses.

     Lockup Agreements. We and our executive officers, directors and substantially all of our shareholders, have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of FleetBoston Robertson Stephens Inc. Specifically, we and these other individuals have agreed not to, directly or indirectly:

     - offer to sell, contract to sell, or otherwise sell or dispose of any shares of our common stock;

     - loan, pledge or grant any rights with respect to any shares of our common stock;

     - engage in any hedging or other transaction that might result in a disposition of shares of our common stock by anyone;

     - execute any short sale, whether or not against the box; or

     - purchase, sell or grant any put or call option or other right with respect to our common stock or with respect to any security other than a broad-based market basket or index that includes, relates to or derives any significant part of its value from our common stock.

     These lockup agreements apply to shares of our common stock and also to any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock. These lockup agreements apply to all such securities that are owned or later acquired by the persons executing the agreements. In addition, we have agreed with FleetBoston Robertson Stephens Inc. that, to the extent that we have separate lockup agreements with some of our shareholders, we will not consent to such shareholders' disposition of any shares subject to the separate lock up agreements prior to the expiration of the lockup period. However, FleetBoston Robertson Stephens Inc. may release any of us from these agreements at any time during the 180-day period, in its sole discretion and without notice, as to some or all of the shares covered by these agreements. Currently, there are no agreements between the representatives and us or any of our shareholders to release any of us from the lockup agreements during such 180-day period.

     Indemnification of the Underwriters. We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

     Dealers' Compensation. The underwriters initially will offer our shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than
$     per share. The underwriters may also allow, and any other dealers may
reallow, a concession of not more than $     per share to some other dealers. If
all the shares are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms. A change in the initial public offering price will not affect the amount of proceeds we receive.

     Discretionary Accounts. The underwriters do not expect to sell more than an aggregate of 5% of the shares offered by this prospectus in the aggregate to accounts over which they exercise discretionary authority.

     Directed Share Program. At our request, the underwriters have reserved for
sale, at the initial public offering price, up to           shares, or 5% of the
shares offered by this prospectus for sale to some of our directors, officers and employees and their family members, and other persons with relationships with us. The number of shares available for sale to the general public will be reduced to the extent those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering may be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

     Online Activities. A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter, may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

     In particular, Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

     Stabilization and Other Transactions. The rules of the Securities and Exchange Commission generally prohibit the underwriters from trading in our common stock on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our common stock to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids, which are described below.

     - Stabilizing transactions consist of bids or purchases made by the lead representative for the purpose of preventing or slowing a decline in the market price of our common stock while this offering is in progress.

     - Short sales and over-allotments occur when the representatives, on behalf of the underwriting syndicate, sell more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the representatives may exercise the over-allotment option described above and/or they may engage in syndicate covering transactions.

     - Syndicate covering transactions are bids for or purchases of our common stock on the open market by the representatives on behalf of the underwriters in order to reduce a short position incurred by the representatives on behalf of the underwriters.

     - A penalty bid is an arrangement permitting the representatives to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by that underwriter is repurchased by the representatives and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Passive Market Making. Following the pricing of this offering, and until the commencement of any stabilizing bid, underwriters and dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions. Passive market making is allowed during the period when the Commission's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     Some of the underwriters may in the future perform financial advisory services for us.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby and other legal matters will be passed upon for 800.COM by Perkins Coie LLP, Portland, Oregon. Legal matters will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California. As of the date of this prospectus, TWB Investment Partnership, a partnership comprised of current and former partners of Perkins Coie LLP, beneficially owned an aggregate of 100,000 shares of our common stock.

                                    EXPERTS

     The financial statements as of March 31, 1998, and 1999, and for the period ended March 31, 1999, included in this prospectus, have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of 800.COM, these references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, or Seven World Trade Center, Suite 13th floor, New York, New York 10048, or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified by reference to the copy of the applicable document filed with the Commission.

     We will also file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

     Our filings and the registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                                 800.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets..............................................  F-3
Statement of Operations.....................................  F-4
Statement of Shareholders' Equity (Deficit).................  F-5
Statement of Cash Flows.....................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF 800.COM, INC.:

     In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of 800.COM, Inc. at March 31, 1999, and 1998, and the results of its operations and its cash flows for the year ended March 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Portland, Oregon
March 15, 2000, except as to Note 13, which is as of March 22, 2000

                                 800.COM, INC.

                                 BALANCE SHEETS

                                                                                                     PRO FORMA
                                                                                                   SHAREHOLDERS'
                                                               MARCH 31,                             EQUITY AT
                                                        -----------------------    DECEMBER 31,    DECEMBER 31,
                                                         1998          1999            1999            1999
                                                        -------    ------------    ------------    -------------
                                                                                   (UNAUDITED)      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...........................  $ 1,000    $  7,872,350    $ 15,584,715
  Restricted cash (note 2)............................       --         130,000       9,300,000
  Receivables (note 3)................................       --          29,032         503,866
  Inventory...........................................       --       1,027,822       9,574,828
  Prepaid expenses and other current assets...........       --          74,591       1,618,796
                                                        -------    ------------    ------------
    Total current assets..............................    1,000       9,133,795      36,582,205
                                                        -------    ------------    ------------
Property and equipment, net (notes 4, 6 and 7)........       --       1,744,069       5,509,455
Other assets..........................................       --         282,664         268,052
                                                        -------    ------------    ------------
    Total assets......................................  $ 1,000    $ 11,160,528    $ 42,359,712
                                                        =======    ============    ============
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable....................................  $    --    $    910,525    $  6,732,158
  Accrued liabilities.................................       --         144,529       1,266,666
  Note payable to bank (note 5).......................       --         500,000              --
  Current portion of capital lease obligations (note
    6)................................................       --         115,236         101,951
  Current portion of long-term debt (note 7)..........       --           4,545           4,925
                                                        -------    ------------    ------------
    Total current liabilities.........................       --       1,674,835       8,105,700
Capital lease obligations, less current portion (note
  6)..................................................       --          72,157              --
Long-term debt, less current portion (note 7).........       --          21,520          17,777
                                                        -------    ------------    ------------
    Total liabilities.................................       --       1,768,512       8,123,477
                                                        -------    ------------    ------------
Mandatorily redeemable convertible preferred stock
  (note 8):
  Series C redeemable preferred stock; $.01 par value,
    9,277,156 shares authorized, and no shares, no
    shares, 8,720,983, and no shares issued and
    outstanding at March 31, 1998, March 31, 1999,
    December 31, 1999 and pro forma December 31, 1999,
    respectively; liquidation preference of
    $57,645,698.......................................       --              --      57,592,587    $         --
  Series B redeemable preferred stock; $.01 par value,
    7,500,000 shares authorized and no shares,
    7,262,442, 7,262,442, and no shares issued and
    outstanding at March 31, 1998, March 31, 1999,
    December 31, 1999 and pro forma December 31, 1999,
    respectively; liquidation preference of
    $16,049,997.......................................       --      15,994,815      16,000,106              --
  Series A preferred stock; $.01 par value, 4,000,000
    shares authorized, and no shares 4,000,000,
    4,000,000, and no shares issued and outstanding at
    March 31, 1998, March 31, 1999, December 31, 1999
    and pro forma December 31, 1999, respectively;
    liquidation preference of $4,000,000..............       --       3,939,762       3,939,762              --
                                                        -------    ------------    ------------    ------------
                                                             --      19,934,577      77,532,455              --
                                                        -------    ------------    ------------    ------------
Commitments and contingencies (notes 6 and 12)
Shareholders' equity (deficit) (note 9):
  Common stock, $.01 par value, 3,000,000, 40,000,000
    and 50,000,000 shares authorized; 900,000,
    3,951,250, 4,238,246 and 25,763,439 shares issued
    and outstanding at March 31, 1998, March 31, 1999,
    December 31, 1999 and pro forma December 31, 1999,
    respectively......................................    9,000          39,513          42,382         257,634
  Additional paid-in capital..........................   (8,000)      1,840,960       5,750,439      84,361,819
  Unearned compensation...............................       --        (363,042)     (1,314,478)     (1,314,478)
  Shareholders' receivable............................       --         (12,500)             --              --
  Accumulated deficit.................................       --     (12,047,492)    (47,774,563)    (47,774,563)
                                                        -------    ------------    ------------    ------------
    Total shareholders' equity (deficit)..............    1,000     (10,542,561)    (43,296,220)   $ 35,530,412
                                                        -------    ------------    ------------    ============
    Total liabilities, mandatorily redeemable
      convertible preferred stock and shareholders'
      equity..........................................  $ 1,000    $ 11,160,528    $ 42,359,712
                                                        =======    ============    ============

See accompanying notes to financial statements.

                                 800.COM, INC.

                            STATEMENT OF OPERATIONS

                                                                         NINE MONTHS ENDED
                                                     YEAR ENDED            DECEMBER 31,
                                                     MARCH 31,      ---------------------------
                                                        1999           1998            1999
                                                    ------------    -----------    ------------
                                                                            (UNAUDITED)
Net sales.........................................  $  3,024,262    $ 1,336,436    $ 23,698,077
Cost of goods sold................................     3,149,811      1,316,907      23,730,805
                                                    ------------    -----------    ------------
Gross profit......................................      (125,549)        19,529         (32,728)
                                                    ------------    -----------    ------------
Operating expenses:
  Sales and marketing.............................     8,941,094      3,970,062      30,199,078
  Information systems.............................     1,161,034        572,535       2,572,123
  General and administrative......................     1,245,435        321,759       2,364,224
                                                    ------------    -----------    ------------
Total operating expenses..........................    11,347,563      4,864,356      35,135,425
                                                    ------------    -----------    ------------
Loss from operations..............................   (11,473,112)    (4,844,827)    (35,168,153)
Other income (expense):
  Interest income.................................        36,339         17,961         419,378
  Interest expense................................      (610,719)      (138,109)       (978,296)
                                                    ------------    -----------    ------------
                                                        (574,380)      (120,148)       (558,918)
                                                    ------------    -----------    ------------
Loss before provision for income taxes............   (12,047,492)    (4,964,975)    (35,727,071)
Provision for income taxes (note 10)..............            --             --              --
                                                    ------------    -----------    ------------
Net loss..........................................   (12,047,492)    (4,964,975)    (35,727,071)
                                                    ------------    -----------    ------------
Deemed dividend on preferred stock................      (458,571)      (458,571)             --
Accretion on mandatorily redeemable convertible
  preferred stock.................................            --             --          (9,846)
                                                    ------------    -----------    ------------
Net loss applicable to common shareholders........  $(12,506,063)   $(5,423,546)   $(35,736,917)
                                                    ============    ===========    ============
Net loss per share, basic and diluted.............  $      (6.57)   $     (4.36)   $     (13.07)
                                                    ============    ===========    ============
Pro forma net loss per share, basic and diluted...  $      (2.82)                  $      (1.98)
                                                    ============                   ============
Shares used to compute net loss per share:
  Basic and diluted...............................     1,902,823      1,244,364       2,735,056
  Pro forma basic and diluted.....................     4,430,657                     18,033,321

See accompanying notes to financial statements.

                                 800.COM, INC.

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                                 COMMON STOCK       ADDITIONAL                                                      TOTAL
                              -------------------    PAID-IN       UNEARNED     SHAREHOLDERS'   ACCUMULATED     SHAREHOLDERS'
                               SHARES     AMOUNT     CAPITAL     COMPENSATION    RECEIVABLE       DEFICIT      EQUITY (DEFICIT)
                              ---------   -------   ----------   ------------   -------------   ------------   ----------------
Balance, December 30, 1997
  (date of inception).......         --   $    --   $       --   $        --      $     --      $         --     $         --
Issuance of common stock....    900,000     9,000       (8,000)           --            --                --            1,000
                              ---------   -------   ----------   -----------      --------      ------------     ------------
Balance, March 31, 1998.....    900,000     9,000       (8,000)           --            --                --            1,000
Issuance of common stock....  2,750,000    27,500      233,172            --            --                --          260,672
Stock options and warrants
  exercised.................    301,250     3,013        9,865            --       (12,500)               --              378
Deemed dividend on preferred
  stock.....................         --        --     (458,571)           --            --                --         (458,571)
Warrants issued for bridge
  loans and to
  consultants...............         --        --    1,563,094            --            --                --        1,563,094
Unearned stock-based
  compensation..............         --        --      501,400      (501,400)           --                --               --
Amortization of stock-based
  compensation..............         --        --           --       138,358            --                --          138,358
Net loss....................         --        --           --            --            --       (12,047,492)     (12,047,492)
                              ---------   -------   ----------   -----------      --------      ------------     ------------
Balance, March 31, 1999.....  3,951,250    39,513    1,840,960      (363,042)      (12,500)      (12,047,492)     (10,542,561)
Payment of shareholders'
  receivable................         --        --           --            --        11,563                --           11,563
Accretion of preferred
  shares....................         --        --       (9,846)           --            --                --           (9,846)
Stock options and warrants
  exercised.................    305,746     3,057      280,605            --            --                --          283,662
Common stock repurchased....    (18,750)     (188)        (749)           --           937                --               --
Warrants issued for bridge
  loans and to
  consultants...............         --        --    1,785,486            --            --                --        1,785,486
Unearned stock-based
  compensation..............         --        --    1,853,983    (1,853,983)           --                --               --
Amortization of stock-based
  compensation..............         --        --           --       902,547            --                --          902,547
Net loss....................         --        --           --            --            --       (35,727,071)     (35,727,071)
                              ---------   -------   ----------   -----------      --------      ------------     ------------
Balance, December 31, 1999
  (unaudited)...............  4,238,246   $42,382   $5,750,439   $(1,314,478)     $     --      $(47,774,563)    $(43,296,220)
                              =========   =======   ==========   ===========      ========      ============     ============

See accompanying notes to financial statements.

                                 800.COM, INC.

                            STATEMENT OF CASH FLOWS

                                                                                   NINE MONTHS ENDED
                                                               YEAR ENDED            DECEMBER 31,
                                                               MARCH 31,      ---------------------------
                                                                  1999           1998            1999
                                                              ------------    -----------    ------------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(12,047,492)   $(4,964,975)   $(35,727,071)
  Adjustments to reconcile net loss to net cash used by
    operating activities:
    Depreciation and amortization...........................       322,069        160,253         965,885
    Amortization of stock-based deferred compensation.......       138,358         19,414         902,547
    Issuance of warrants for goods and services.............     1,563,094        206,001       1,785,486
    Issuance of common stock for operating expenses.........       187,498        187,498              --
    Changes in operating assets and liabilities:
      Restricted cash.......................................      (130,000)            --      (9,170,000)
      Receivables...........................................       (29,032)      (329,735)       (474,834)
      Inventory.............................................    (1,027,822)    (2,023,561)     (8,547,006)
      Prepaid expenses and other current assets.............       (74,591)       (58,185)     (1,544,205)
      Accounts payable......................................       910,525        809,205       5,821,633
      Accrued liabilities...................................       144,529         59,013       1,122,137
                                                              ------------    -----------    ------------
         Net cash used by operating activities..............   (10,042,864)    (5,935,072)    (44,865,428)
                                                              ------------    -----------    ------------
Cash flows used by investing activities:
  Purchases of property and equipment.......................    (1,928,696)    (1,644,554)     (4,727,571)
  Increase in other assets..................................      (286,364)      (116,114)         10,912
                                                              ------------    -----------    ------------
         Net cash used by investing activities..............    (2,215,060)    (1,760,668)     (4,716,659)
                                                              ------------    -----------    ------------
Cash flows from financing activities:
  Proceeds from issuance of note payable to bank............     1,000,000        500,000              --
  Principal payments on note payable to bank................      (500,000)      (500,000)       (500,000)
  Proceeds from issuance of notes payable to investors......            --      3,640,000              --
  Proceeds from issuance of capital lease obligations on
    sale leaseback..........................................       216,907        216,907              --
  Principal payments on capital lease obligations...........       (62,607)       (44,395)        (85,442)
  Principal payments on long-term debt......................        (1,410)          (348)         (3,363)
  Proceeds from issuance of preferred stock.................    19,476,006      3,950,036      57,588,032
  Proceeds from issuance of common stock....................           378             --         283,662
  Proceeds from note receivable issued for stock............            --             --          11,563
                                                              ------------    -----------    ------------
         Net cash flows provided by financing activities....    20,129,274      7,762,200      57,294,452
                                                              ------------    -----------    ------------
         Net increase in cash and cash equivalents..........     7,871,350         66,460       7,712,365
Cash and cash equivalents at beginning of period............         1,000          1,000       7,872,350
                                                              ------------    -----------    ------------
Cash and cash equivalents at end of period..................  $  7,872,350    $    67,460    $ 15,584,715
                                                              ============    ===========    ============
Supplemental disclosure of cash flow information:
  Cash payments during the year for interest................  $    120,455    $    34,221    $     39,386
                                                              ============    ===========    ============
Supplemental disclosure of noncash investing and financing
  activities:
  Acquisition of leased equipment...........................  $     33,093    $    33,093    $         --
  Acquisition of property for long-term debt................        27,475         27,475              --
  Common stock issued for assets acquired...................        73,174         73,174              --
  Common stock issued for note receivable...................        12,500         12,500              --
  Common stock repurchased for note receivable..............            --             --             937
  Accretion of Series B & Series C preferred stock..........            --             --           9,846
  Deemed dividend on preferred stock........................      (458,571)      (458,571)             --

See accompanying notes to financial statements.

                                 800.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

DESCRIPTION OF BUSINESS

     800.COM, Inc. (the "Company") is an Oregon corporation which was incorporated on December 30, 1997. However, the Company did not commence operations until April 1998. The Company is an Internet retailer of consumer electronics, and movie, music and video game products and sells to consumers in the U.S. and Canada.

INTERIM FINANCIAL STATEMENTS

     The accompanying balance sheet as of December 31, 1999, the statements of operations and cash flows for the nine months ended December 31, 1998, and 1999, and the statement of shareholders' equity for the nine months ended December 31, 1999, are unaudited, but in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for the interim periods. Results for the nine months ended December 31, 1999, are not necessarily indicative of the results that may be expected for the year ending March 31, 2000.

CASH EQUIVALENTS

     The Company considers short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents of $7,777,482 as of March 31, 1999, consist of institutional money market funds.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the average cost method. The Company records an allowance to reduce the carrying amounts of inventory to estimated net realizable value. As of March 31, 1999, and December 31, 1999, the allowance was zero and $125,000, respectively.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost, less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

                                                               NUMBER
                                                              OF YEARS
                                                              --------
Computer equipment..........................................    3
Software....................................................    3
Equipment and vehicles......................................  5 - 7

OTHER ASSETS

     Other assets consist principally of deposits on equipment and pending trademark filings.

                                 800.COM, INC.

REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of merchandise, net of product returns, promotional coupons and discounts. The Company has a 30-day return policy for most products.

COST OF GOODS SOLD

     Cost of goods consists primarily of the cost of products sold, inbound freight expenses, inventory shrinkage, and inventory obsolescence costs.

INFORMATION SYSTEMS

     Information systems expenses consist primarily of payroll and related costs associated with Web site design, systems, operations consultants and telecommunications infrastructure. The Company capitalizes the costs of internally developed software in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

ADVERTISING

     The Company recognizes advertising expenses in accordance with Statement of Position 93-7 "Reporting on Advertising Costs." As such, the Company expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Internet advertising expenses are recognized based on the terms of the individual agreements, but generally over the number of impressions received over the total number of contracted impressions, or on a straight-line basis over the term of the contract. Advertising expenses totaled $787,800 for the year ended March 31, 1999, and $18,727,489 and $576,820 for the nine months ended December 31, 1999, and 1998, respectively.

INCOME TAXES

     The Company uses the asset and liability method to account for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, defines a fair value based method of accounting for an employee stock option or similar instrument. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, SFAS 123 also allows an entity to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities electing to remain with the accounting in Opinion 25

                                 800.COM, INC.

must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method had been applied. The Company has elected to continue to apply the prescribed accounting in Opinion 25. The Company accounts for stock-based compensation issued to non-employees in accordance with provisions of SFAS 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

RISKS AND USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The Company operates in the online retail industry, which is new, rapidly evolving and intensely competitive. The Company competes primarily with traditional retail outlets and other entities that maintain similar commercial Web sites. There can be no assurance that the Company will achieve sufficient online traffic to realize economies of scale that justify the significant investments by third parties.

     Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash equivalents composed of investments in money market funds with one institution.

PRO FORMA SHAREHOLDERS' EQUITY (UNAUDITED)

     The accompanying pro forma shareholders' equity at December 31, 1999 reflects 1) the conversion of all then outstanding shares of preferred stock into an aggregate of 19,983,425 shares of common stock and 2) the exercise of vested warrants for 1,541,768 shares of common stock which are forfeited if not exercised prior to the initial public offering.

NET LOSS PER SHARE

     Basic net loss per share available to common shareholders is computed by dividing the net loss available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period reduced for shares subject to repurchase. Diluted net loss per share available to common shareholders is computed by dividing the net loss available to common shareholders for the period by the weighted average number of shares of common and potential common equivalent shares outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are composed of common stock subject to repurchase rights, incremental shares of common stock issuable upon the exercise of stock options and warrants and incremental shares of common stock issuable upon conversion of preferred stock. For the nine months ended December 31, 1999, net loss per share available to common shareholders includes a charge of $9,846 to reflect accretion on the preferred stock recorded in connection with Series B and C preferred stock financings.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Pro forma net loss per share for the year ended March 31, 1999, and the nine months ended December 31, 1999, is computed using the weighted average number of common shares outstanding, and reflects 1) the automatic conversion of all then outstanding shares of preferred stock into common stock,

                                 800.COM, INC.

and 2) the exercise of vested warrants which are forfeited if not exercised prior to the initial public offering, as if such conversion occurred at April 1, 1999, or at date of original issuance, if later.

     The following table sets forth the computation of basic and dilutive, and pro forma basic and dilutive, net loss per share available to common shareholders for the periods indicated:

                                                                           NINE MONTHS ENDED
                                                                             DECEMBER 31,
                                                      MARCH 31,       ---------------------------
                                                         1999            1998            1999
                                                    --------------    -----------    ------------
                                                                              (UNAUDITED)
Numerator:
  Net loss........................................   $(12,047,492)    $(4,964,975)   $(35,727,071)
  Deemed dividend on preferred stock..............       (458,571)       (458,571)             --
  Accretion on preferred stock....................             --              --          (9,846)
                                                     ------------     -----------    ------------
Net loss available to common shareholders.........   $(12,506,063)    $(5,423,546)   $(35,736,917)
                                                     ============     ===========    ============
Denominator:
  Weighted average common shares..................      3,450,038       3,356,182       4,090,901
  Shares subject to repurchase....................     (1,547,215)     (2,111,818)     (1,355,845)
                                                     ------------     -----------    ------------
Denominator for basic and diluted calculation.....      1,902,823       1,244,364       2,735,056
                                                     ============     ===========    ============
  Weighted average effect of pro forma securities:
     Series A preferred stock.....................      1,638,356                       4,000,000
     Series B preferred stock.....................        179,074                       7,262,442
     Series C preferred stock.....................             --                       2,471,841
     Warrants convertible to common stock.........        710,404                       1,563,982
                                                     ------------                    ------------
Denominator for pro forma basic and diluted
  calculation.....................................      4,430,657                      18,033,321
                                                     ============                    ============
Net loss per share available to common
  shareholders:
     Basic and diluted............................   $      (6.57)    $     (4.36)   $     (13.07)
                                                     ============     ===========    ============
     Pro forma basic and diluted..................   $      (2.82)                   $      (1.98)
                                                     ============                    ============

     The above basic and dilutive shares are the same because inclusion of potentially diluted securities would be anti-dilutive. Such potentially diluted securities consist of stock options and preferred stock. The number of shares of stock options excluded from the dilutive shares calculation was 1,026,000, 756,000 and 2,107,804, respectively, for the year ended March 31, 1999, and the nine months ended December 31, 1998 and December 31, 1999. The number of shares of preferred stock excluded from the dilutive share calculation was 1,817,430, 865,455, and 13,734,283 for the year ended March 31, 1999 and the nine months ended December 31, 1998 and 1999, respectively.

(2) RESTRICTED CASH

     The Company's credit card merchant holds cash of $130,000 and $300,000 in reserve as of March 31, 1999 and December 31, 1999, respectively. The reserve will be used in the event that the Company's credit card chargebacks exceed the credit card charges. To date the Company has not experienced a material amount of chargebacks. Additionally, the Company was required to deposit $9,000,000 in a certificate of deposit account relative to a letter of credit. See Note 12.

                                 800.COM, INC.

(3) RELATED PARTY TRANSACTIONS

     The Company had related party transactions with a shareholder for the rental of office space and accounting and media production services. The total expense related to these services was $93,907 for the year ended March 31, 1999. As of March 31, 1999, the Company had an accounts receivable of $17,367 due from this shareholder.

(4) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of March 31, 1999:

Computer equipment..........................................  $  706,199
Software....................................................   1,284,515
Equipment and vehicles......................................      71,724
                                                              ----------
                                                               2,062,438
Less accumulated depreciation and amortization..............     318,369
                                                              ----------
                                                              $1,744,069
                                                              ==========

(5) NOTE PAYABLE TO BANK

     The Company had a $500,000 revolving line, with interest at prime plus 1% (prime 7.75% on March 31, 1999). This line expired on December 13, 1999. Prior to expiration, the line was secured by all of the Company assets and required a minimum unrestricted cash balance of $500,000.

     In connection with the revolving line agreement, the bank required that the obligations thereunder be guaranteed by certain individuals. To serve as an inducement to the guarantors, in June 1998, the Company issued warrants to purchase up to 500,000 shares of the Company's common stock at an exercise price of $.10. The warrants are immediately exercisable, but do expire under certain circumstances. The fair value of the warrants was determined to be $40,000 and was amortized to interest expense from issuance until November 1998. In November 1998, the guarantee expired.

     The fair values of the above warrants were calculated at the time of issuance using the Black-Scholes model with the following assumptions: expected life of 5 years; risk free interest rate of 6.0%; no dividends during the term and volatility of 100%.

(6) LEASES

     The Company is obligated under capital leases for computer hardware and software that expire in October 2000. In March and August 1999, the Company entered into an office and a warehouse lease, both of which have been classified as an operating lease and are included in the data presented below. Total rent expense for the year ended March 31, 1999, was $50,186.

                                 800.COM, INC.

     Future minimum lease payments as of March 31, 1999, are:

                                                              CAPITAL     OPERATING
                                                               LEASE        LEASE
                                                              --------    ----------
Year ending March 31:
  2000......................................................  $127,548    $  777,774
  2001......................................................    74,358     1,382,449
  2002......................................................        --       515,546
  2003......................................................        --       530,932
  2004......................................................        --       501,257
                                                              --------    ----------
          Total minimum lease payments......................   201,906    $3,707,958
                                                                          ==========
Less interest at 9.09%......................................    14,513
                                                              --------
          Present value of net minimum capital lease
            payments........................................   187,393
Less current portion of obligations under capital leases....   115,236
                                                              --------
          Obligations under capital leases, excluding
            current portion.................................  $ 72,157
                                                              ========

     Equipment under capital lease arrangements was $173,572 as of March 31, 1999, with related amortization of $53,392.

(7) DEBT

LONG-TERM DEBT

     Long-term debt consists of the following as of March 31, 1999:

10.75% loan, $594 monthly installments, including interest,
  until November 2003, secured by vehicle...................  $26,065
Less current portion........................................    4,545
                                                              -------
          Long-term debt, less current portion..............  $21,520
                                                              =======

     The aggregate maturities of long-term debt for each of the five years subsequent to March 31, 1999 are as follows:

Year ending March 31:
  2000.....................................................  $ 4,545
  2001.....................................................    5,058
  2002.....................................................    5,630
  2003.....................................................    6,266
  2004.....................................................    4,566
                                                             -------
                                                             $26,065
                                                             =======

CONVERTIBLE PROMISSORY NOTES

     In September 1998, the Company issued convertible promissory notes with an aggregate face amount of $1,070,000. The notes accrued interest at 5.42% per annum and were convertible upon the sale of Series A Preferred Stock ("Series A") or redeemable December 31, 1998. As an incentive to reduce the conversion ratio from the amount originally stated in the promissory notes, in October 1998, the Company issued warrants convertible into 458,571 shares of the Company's common stock with an exercise price of $1.00 in the aggregate. The warrants were issued as an incentive for certain buyers to purchase Series A.

                                 800.COM, INC.

The warrants are exercisable prior to the earliest of (a) October 30, 2008, (b) a corporate transaction defined as a sale of substantially all the assets of the Company or the acquisition of the Company and (c) an initial public offering with a price per share of $5.00 or above and aggregate offering proceeds paid to the Company in excess of $10,000,000. The fair value of the warrant was determined to be $458,571 and was recorded as a deemed dividend on the Series A. In October 1998, the notes were converted into 1,070,000 shares of Series A.

     In December 1998 and January 1999, the Company issued convertible promissory notes with an aggregate face amount of $5,500,000. The notes, as amended, incurred interest at 4.33% per annum and were convertible upon the sale of Series B Preferred Stock ("Series B") or redeemable April 1, 1999. As an incentive to enter into the promissory note, the Company issued warrants to purchase 275,000 shares of common stock with an exercise price per share of $.10. The warrants are exercisable prior to the earliest of (a) ten years from the date of issuance, (b) a corporate transaction defined as a sale of substantially all the assets of the Company or the acquisition of the Company and (c) an initial public offering with a price per share of $5.00 or above and aggregate offering proceeds paid to the Company in excess of $10,000,000. The fair value of the warrants was determined to be $434,500 and was amortized to interest expense from issuance until March 1999. In March 1999, the holders of the promissory notes converted the outstanding balance of $5,500,000 into 2,488,688 shares of Series B.

     In August 1999, the Company issued a convertible promissory note with a face amount of $7,500,000. The note incurred interest at 7.5% per annum and was convertible upon the sale of Series C Preferred Stock ("Series C") or redeemable November 1, 1999. As an incentive to enter into the promissory note, the Company issued a warrant to purchase common stock. The number of shares of common stock issuable under the warrant was 170,197 with an exercise price per share of $6.61. The warrants are exercisable prior to the earlier of (a) August 5, 2009 and (b) the closing an initial public offering with a price per share of $10.00 or above and aggregate offering proceeds paid to the Company in excess of $20,000,000. The fair value of the warrant was determined to be $818,648 and was amortized to interest expense from issuance until October 1999. In October 1999, the holder of the promissory note converted the outstanding balance of $7,500,000 into 1,134,644 shares of Series C.

     The fair values of the above warrants were calculated at the time of issuance using the Black-Scholes pricing model with the following assumptions: expected life of 10 years; risk free interest rate of 6.4%; no dividends during the term and volatility of 100%.

     In March 1999, the Company issued convertible promissory notes with an aggregate face amount of $3,000,000. The notes incurred interest at 8.75% per annum and were convertible upon the sale of Series B or redeemable April 19, 1999. In March 1999, the notes were converted into 1,357,466 shares of Series B.

(8) PREFERRED STOCK

     The Company issued 4,000,000, 7,262,442 and 8,720,983 of Series A, B and C at a share price of $1.00, $2.21, and $6.61, respectively, in October and November 1998, March 1999, and October and November 1999, respectively. As of December 31, 1999, the Company has preferred shares of 4,222,844 remaining as authorized but undesignated.

     The Series A, B and C shareholders are entitled to receive dividends, prior and in preference to any declaration or payment of any dividend on common stock, at a rate of 10% of the original issue price, when and if declared by the Board of Directors. In addition to the preceding, in any year a dividend is declared and paid on common stock, the Board of Directors must simultaneously declare and pay a dividend on each outstanding share of Series A, B and C equal to the dividend to be declared or paid on

                                 800.COM, INC.

each share of common stock times the number of shares of common stock into which the Series A, B and C is then convertible. The right to dividends is not cumulative.

     Upon the voluntary or involuntary dissolution, liquidation or winding up of the Company, the assets of the Company will be distributed in the following order: 1) ratably to the Series B and C shareholders up to the Series B original issue price, then ratably to the Series C shareholders up to the Series C original issue price; 2) ratably to the Series A shareholders up to the original issue price; 3) ratably to the Series A, B and C and common stock shareholders as though all the Series A, B and C were converted to shares of common stock, up to a maximum of three times the original issue price for Series A stock; 4) ratably to the Series B and C and common stock shareholders as though the Series B were converted to shares of common stock, up to a maximum of three times the original issue price for Series B; 5) ratably to the Series C and common stock shareholders as though the Series C were converted to shares of common stock, up to a maximum of three times the original issue price for Series C; and finally,
6) ratably to the common stock shareholders.

     Series A, B and C may, at the option of the shareholder, be converted at any time into common stock equal to the respective original issue price, adjusted from time to time for certain events. Each share of Series A and B will automatically convert to common stock upon the public offering of stock of the Company, where the price per share is at least $6.63 and the aggregate gross offering proceeds to the Company are in excess of $15,000,000. Each share of Series C will automatically convert to common stock upon the public offering of stock of the Company, where the price per share is at least twice the original issue price for Series C and the aggregate gross offering proceeds to the Company are in excess of $15,000,000. The Company has reserved for such number of authorized but unissued shares of common stock, to effect the conversion of all outstanding shares of Series A, B and C.

     At any time after March 1, 2004, the Series B and Series C shareholders may, with a majority vote, request the Company to redeem the issued and outstanding shares of Series B and C for the original issue price plus dividends declared, but not paid. Accretion to record the value of the Series B and C at their redemption values on the scheduled redemption date is calculated using the effective interest method.

     No share or shares of Series A, B or C converted, repurchased, redeemed or otherwise acquired by the Company will be reissued. All such shares will be canceled, retired and eliminated from the shares which the Company is authorized to issue.

     Each holder of Series A, B and C are entitled to vote on all matters and shall be entitled to that number of votes equal to the number of shares of common stock into which such holder's shares could be converted.

     The consent of at least 60 percent of the Series A, B and C, voting together as a single class, is necessary to (i) declare or pay dividends or otherwise distribute any shares of common stock, (ii) redeem, purchase or otherwise acquire equity securities except as allowed by the articles of incorporation, (iii) increase the number of directors of the corporation in excess of seven, (iv) effect a consolidation or merger with another corporation or entity in which the Company would own less than 50% of the voting securities of the surviving corporation, (v) make an investment in another entity where the cost to the Company would exceed $100,000 or (vi) change the percentage of Series A, B or C required to approve the foregoing actions set forth in clauses
(i) through (v).

     In connection with a promotional agreement entered into in October 1999, the Company issued to an advertising and promotional company a warrant to purchase 200,000 shares of Series C. A portion of the warrant was fully vested and exercisable upon signing of the contract. The remaining unvested portion of the warrant vests 8.33% on the seventh through the twelfth month following the date of grant. As of

                                 800.COM, INC.

December 31, 1999 the Company has expensed $562,000. The fair value of the warrant was calculated using the Black-Scholes model.

(9) SHAREHOLDERS' EQUITY

COMMON STOCK

     On May 8, 1998, the Board of Directors approved a 900 for one stock split of the Company's common stock. All common share and per share data in the accompanying financial statements have been adjusted to give effect to the stock split.

     During May 1998, the Company issued 2,750,000 shares of common stock in exchange for certain assets and services received. The fair value of the common stock of $260,672 was estimated based on the value of the assets and services received.

UNEARNED STOCK-BASED COMPENSATION

     In connection with certain stock option grants, during the year ended March 31, 1999, and the nine months ended December 31, 1999, the Company recognized unearned stock-based compensation totaling $501,400 and $1,853,983, respectively, which is being amortized over the vesting periods of the related options, which is generally four years. Amortization expense recognized for the year ended March 31, 1999, and the nine months ended December 31, 1999, totaled approximately $138,358 and $902,547, respectively. In determining the fair market value on each grant date, the Company considered among other things, the relative level of revenues and other operating results, the absence of a public trading market for the Company's securities and the competitive nature of the Company's market.

STOCK RESTRICTION AGREEMENT

     The Company has a stock restriction agreement, which includes restrictions on the transfer of the Company's common stock issued pursuant to the Company's 1998 stock option plan. Before selling the common stock, the shareholder must first offer the Company the right of first refusal. In the event of a termination or an involuntary transfer, the Company has the right to purchase all, but not less than all, of the shares at fair market value. The shareholder may transfer all or part of his or her shares to his or her spouse or lineal descendants provided that the transferee signs a stock restriction agreement. The stock restriction agreement lapses upon an initial public offering.

WARRANTS

     In addition to the warrants issued as discussed in Notes 7 and 8, the Company has issued warrants to certain creditors, shareholders and consultants to acquire shares of the Company's common stock at prices ranging from $.00 to $6.61 per share. The majority of these warrants are exercisable immediately and have a life of five to ten years from date of issuance. The warrants were valued using the Black-Scholes model.

                                 800.COM, INC.

     The following table provides the warrant activity for the issuance of common stock for the periods ended March 31, 1999 and December 31, 1999:

                                                              NUMBER OF
                                                               COMMON      RANGE OF
                                                               SHARES      EXERCISE
                        DESCRIPTION                           ISSUABLE      PRICES
                        -----------                           ---------   -----------
Granted.....................................................  1,614,988   $.00 - 1.00
Exercised...................................................     51,250    .00 -  .10
                                                              ---------
Balance as of 3/31/99.......................................  1,563,738    .00 - 1.00
Granted.....................................................    250,197   2.21 - 6.61
Exercised...................................................    255,500    .10 - 2.21
                                                              ---------
Balance as of 12/31/99 (unaudited)..........................  1,558,435    .00 - 1.00
                                                              =========

     Excluded from the above table are warrants granted to a consultant to acquire up to 220,000 shares of the Company's common stock. The vesting of these warrants is based on the consultant achieving certain milestones and the price will be set at the then fair value of the common stock as determined by the Board of Directors. The milestones were achieved in February 2000.

STOCK OPTIONS

     In 1998, the Company adopted a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant incentive stock options to employees, or nonqualified stock options to directors, consultants, agents, advisors and independent contractors. The Plan authorizes grants of options to purchase up to 2,478,568 shares of authorized but unissued common stock. As of March 31, 1999, there were 1,202,568 additional shares available for grant under the Plan. An additional 1,000,000 shares were authorized for stock option grants in February 2000.

     Stock options have a four-year term, vesting 25% after one year and 2.08% for each full month thereafter. A limited number of stock options are subject to accelerated vesting based on a change in control of the Company.

     Stock option activity for the periods ending March 31, 1999, and December 31, 1999, is as follows:

                                                           NUMBER      WEIGHTED- AVERAGE
                                                          OF SHARES     EXERCISE PRICE
                                                          ---------    -----------------
Balance as of March 31, 1998............................         --          $  --
Granted.................................................  1,291,500            .08
Exercised...............................................    250,000            .05
Forfeited...............................................     15,500            .10
                                                          ---------
Balance as of March 31, 1999............................  1,026,000            .08
Granted.................................................  1,186,550           3.59
Exercised...............................................     50,246           1.78
Forfeited...............................................     54,500            .43
                                                          ---------
Balance as of December 31, 1999 (unaudited).............  2,107,804           2.01
                                                          =========

     As of March 31, 1999, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $.05-$.23 and 3.38 years, respectively.

                                 800.COM, INC.

     As of March 31, 1999, the number of options exercisable was 20,000 and the weighted-average exercise price of those options was $.10.

     The per share weighted-average fair value of stock options granted during the year ending March 31, 1999 was $.44 on the date of grant using the minimum value method, with the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 4.5%, and an expected life of 5.5 years.

     Because the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.

     The Company applies APB Opinion No. 25 in accounting for its Plan. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss available to common shareholders and net loss per share would have been increased to the pro forma amount indicated below:

Net loss available to common shareholders:
  As reported...............................................  $(12,506,063)
                                                              ============
  Pro forma.................................................  $(12,532,963)
                                                              ============
Basic and diluted net loss per share available to common
  shareholders:
  As reported...............................................  $      (6.57)
                                                              ============
  Pro forma.................................................  $      (6.59)
                                                              ============

(10) INCOME TAXES

     The difference between the income tax benefit at the federal statutory rate of 34% and the Company's effective tax rate is due primarily to the valuation allowance established to offset the deferred tax assets. The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate with the difference summarized below:

Tax benefit at statutory rate...............................   (34.0)%
Change in valuation allowance for deferred tax assets.......    38.3%
State income tax benefit, net of federal tax................    (4.4)%
Other.......................................................      .1%
                                                              ------
                                                              $   --
                                                              ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of March 31, 1999, are presented below:

Deferred tax assets:
  Federal and state operating loss carryforwards............  $ 4,102,000
  Property and equipment -- due to depreciation
     differences............................................        2,000
  Inventory.................................................       27,000
  Other.....................................................        2,000
                                                              -----------
          Total gross deferred tax assets...................    4,133,000
  Less valuation allowance..................................   (4,133,000)
                                                              -----------
          Net deferred tax assets...........................  $        --
                                                              ===========

                                 800.COM, INC.

     The valuation allowance for deferred tax assets as of April 1, 1998, was zero. The net change in the total valuation allowance for the year ended March 31, 1999, was an increase of $4,133,000. Management believes that based on the loss incurred for the year ended March 31, 1999, and other factors, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets, and thus a full valuation allowance has been recorded at March 31, 1999.

     A provision of the Tax Return Act of 1986 requires the utilization of net operating losses and credits be limited when there is a change of more than 50% in ownership of the Company. Such changes occurred with the sale of preferred and common stock during the year ended March 31, 1999. Accordingly, the utilization of the net operating loss and credit carryforwards generated from periods prior to March 22, 1999 is limited.

     As of March 31, 1999, the Company has federal and state net operating loss and federal and state credit carryforwards of approximately $10,696,000. Such carryforwards will expire in 2018 and 2019 if not used by the Company to reduce income taxes payable in future periods.

(11) RETIREMENT PLAN

     The Company instituted a 401(k) Plan as of January 1, 1999. All employees, twenty years of age or older, are eligible to participate in the 401(k) Plan after sixty days of employment. Employee contribution elections range from 1% to 20%. Any employer contributions vest at 25% per year, fully vested after four years. There were no employer contributions for the year ended March 31, 1999 or for the nine months ended December 31, 1999.

(12) COMMITMENTS

     In July 1999, the Company entered into a 24-month advertising and promotion agreement with an Internet service company and, in October 1999, entered into two 12-month advertising and promotion agreements with Internet companies. In connection with these agreements, the Company is obligated to make aggregate initial cash payments of $2.1 million upon execution and additional aggregate cash payments of $8.3 million and $9.5 million during fiscal years ending March 31, 2000 and March 31, 2001, respectively.

     The Company issued a standby letter of credit for $9,000,000 to Lowe & Partners, for advertising costs, for the period October 29, 1999 through January 31, 2000. The letter of credit has expired and has not been renewed.

(13) SUBSEQUENT EVENTS

SUPPLIER AGREEMENT

     The Company entered into a supplier agreement in January 2000, to become an authorized distributor of electronics products through the Company's internet site. As consideration for the contract, the dealer received a warrant for 250,000 shares of the Company's common stock with an exercise price of $6.61 per share. The warrant is immediately exercisable but does expire under certain circumstances. The fair value of the warrant, as calculated using the Black-Scholes model, was $1,277,500. The Company has recorded the value of the warrant and will amortize the cost over the life of the dealer contract.

     Additionally, the Company is also obligated to issue up to 50,000 more warrants of the Company's common stock if the Company reaches a certain sales level, and if the level of sales of the dealer's products represents a certain percentage of those sales by March 31, 2002.

                                 800.COM, INC.

SERIES C PREFERRED STOCK

     The Company is in the process of obtaining approval from the Series C shareholders to waive the provision that prevents automatic conversion of Series C to common stock in the event that the public offering price is not at least two times the Series C issuance price.

SERIES D PREFERRED STOCK

     In March 2000, the Company agreed to issue 3,165,995 shares of Series D Preferred Stock ("Series D") for $7.50 per share. The terms and conditions of this offering are substantially the same as those for the Series C offering described in Note 8.

     The terms of the offering also provide that the shareholders of Series C and D have combined rights which are senior to the individual rights granted to the Series C and D shareholders under certain circumstances, and that any amendment or waiver that is detrimental to the holders of Series D in a manner different than any other holder of preferred stock shall require the written consent of Series D shareholders.

     The terms and conditions pertaining to the issuance of Series D outlined in the previous note in some cases modify the terms and conditions of the Series C described in Note 8. The terms of the Series D specify that the combined rights of shareholders of Series C and Series D shall be senior to the individual rights granted to Series C and Series D shareholders pertaining to certain registration rights and right of first offer expiration upon the Company's initial public offering.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                              AMOUNT TO BE PAID
                                                              -----------------
SEC registration fee........................................      $  19,800
NASD filing fee.............................................          8,000
Nasdaq National Market listing fee..........................              *
Printing and engraving expenses.............................              *
Legal fees and expenses.....................................              *
Accounting fees and expenses................................              *
Blue Sky fees and expenses..................................              *
Transfer agent and registrar fees...........................              *
Miscellaneous expenses......................................              *
          Total.............................................      $       *

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As an Oregon corporation, the Registrant is subject to the laws of the State of Oregon governing private corporations and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the Oregon Revised Statutes ("ORS"), the Registrant's Restated Articles of Incorporation to be in effect upon the closing of the offering (the "Articles") eliminate the liability of the Registrant's directors to the Registrant or its shareholders except for any liability related to (i) breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve an intentional transaction from which the director derived an improper personal benefit.

     ORS Section 60.391 allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not opposed to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under ORS Sections 60.387 to 60.414, corporations may not indemnify a director or officer against liability in connection with a claim by or in the right of the corporation or for any improper personal benefit in which the director or officer was adjudged liable to the corporation. ORS Section 60.394 mandates indemnification for all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, pursuant to ORS Section 60.401, a court may order indemnification in view of all the relevant circumstances, whether or not the director or officer met the good-faith and reasonable belief standards of conduct set out in ORS
Section 60.391.

     ORS Section 60.414 also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

     The Articles provide that the Registrant is required to indemnify to the fullest extent not prohibited by law any current or former director who is made, or threatened to be made, a party to an action or proceeding by reason of the fact that such person serves or served as a director of the Registrant. The Articles also provide that the Registrant is permitted to indemnify to the fullest extent not prohibited by law any current or former officer who is made, or threatened to be made, a party to an action or proceeding by reason of the fact that such person is or was an officer of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of transactions by the Registrant since December 30, 1997 (the date the Registrant was incorporated), involving sales of the Registrant's securities that were not registered under the Securities Act.

ISSUANCES AT FORMATION

     In December 1997, the Registrant issued to its founder 900,000 shares of common stock at a price of $0.001 per share. The Registrant relied on Section 4(2) for this sale.

     In May 1998, the Registrant issued to one accredited investor 2,750,000 shares of common stock and warrants to purchase 500,000 shares of common stock at an exercise price of $0.01 per share. The Registrant relied on Section 4(2) for this sale.

OTHER WARRANT ISSUANCES

     In June 1998, the Registrant issued to one accredited investor a warrant to purchase a total of 16,667 shares of common stock at an exercise price of $0.15 per share. The Registrant relied on Section 4(2) for this sale.

     In June 1998, the Registrant issued to five accredited investors warrants to purchase a total of 500,000 shares of common stock at an exercise price of $0.10 per share. The Registrant relied on Rule 506 for these sales. A Form D was filed with the Commission for these sales.

     In July 1998, the Registrant issued to one accredited investor warrants to purchase a total of 22,250 shares of common stock at an exercise price of $1.00 per share. The Registrant relied on Section 4(2) for this sale.

     In connection with consulting and other services provided to the Registrant, in October 1998 and January 1999, the Registrant issued to five service providers warrants to purchase a total of 122,500 shares of common stock. The exercise price was an aggregate of $1.00 with respect to 47,500 of these warrants; $0.10 per share with respect to 42,500 of these warrants; and $1.00 per share with respect to 32,500 of these warrants. The Registrant relied on Rule 504 for these sales because the aggregate offering price of these securities was less than $1 million. A Form D was filed with the Commission for these sales.

     In March 1999, the Registrant issued to one accredited investor warrants to purchase a total of 440,000 shares of common stock. For 220,000 of the warrants, the exercise price was $0.23 per share. For the second 220,000 warrants, the
exercise price was set at $               when those warrants vested in February
2000. The Registrant relied on Section 4(2) for this sale.

     In May and July 1999, the Registrant issued to two accredited investors warrants to purchase a total of 80,000 shares of common stock at an exercise price of $2.21 per share. The Registrant relied on Rule 506 and filed a Form D with the Commission for these sales.

     In January 2000, the Registrant issued to one accredited investor warrants to purchase a total of 250,000 shares of common stock at an exercise price of $6.61 per share. The Registrant relied on Section 4(2) for this sale.

     In connection with consulting services provided to the Registrant, in January and March 2000, the Registrant issued to two investors warrants to purchase a total of 31,770 shares of common stock at an exercise price of $0.10 per share. The Registrant relied on Rule 504 for these sales because the aggregate offering price of these securities was less than $1 million.

SERIES A PREFERRED STOCK FINANCING

     In September and October 1998, the Registrant issued to one accredited investor convertible promissory notes in the aggregate amount of $1,070,000 and warrants to purchase 458,571 shares of the Registrant's common stock with an aggregate exercise price of $1.00. The Registrant relied on Section 4(2) for this sale.

     In October and November 1998, the Registrant issued a total of 4,000,000 shares of Series A preferred stock to 13 accredited investors, at a price of $1.00 per share, for a total purchase price of $4,000,000. The Registrant relied on Rule 506 and filed a Form D with the Commission for these sales.

SERIES B PREFERRED STOCK FINANCING

     In December 1998 and January 1999, the Registrant issued to 11 accredited investors convertible promissory notes in the aggregate amount of $5,500,000 and warrants to purchase a total of 275,000 shares of common stock at an exercise price of $0.10 per share. The registrant relied on Rule 506 and filed a Form D with the Commission for these sales. These notes were converted into shares of Series B preferred stock in March 1999.

     In March 1999, the Registrant issued to one accredited investor convertible promissory notes in the aggregate amount of $3,000,000. The Registrant relied on Rule 506 and filed a Form D with the Commission for this sale. These notes were converted into shares Series B preferred stock in March 1999.

     In March 1999, the Registrant issued a total of 7,262,442 shares of Series B preferred stock to 16 accredited investors at a price of $2.21 per share, for a total purchase price of $16,049,996. The Registrant relied on Rule 506 and filed a Form D with the Commission for these sales.

SERIES C PREFERRED STOCK FINANCING

     In August 1999, the Registrant issued to one accredited investor a convertible promissory note in the amount of $7,500,000 and a warrant to purchase 170,197 shares of common stock at an exercise price per share of $6.61. The Registrant relied on Rule 506 and filed a Form D with the Commission for this sale. This note was converted into shares of Series C preferred stock in October 1999.

     In October 1999, the Registrant issued to one accredited investor warrants to purchase a total of 200,000 shares of Series C preferred stock at an exercise price of $6.61 per share. The Registrant relied on Section 4(2) for this sale.

     In October and November 1999, the Registrant issued a total of 8,720,983 shares of Series C preferred stock to 29 accredited investors at a price of $6.61 per share, for a total purchase price of $57,645,697. The Registrant relied on Rule 506 and filed a Form D was filed with the Commission for these sales.

SERIES D PREFERRED STOCK FINANCING

     In March 2000, the registrant agreed to issue a total of 3,165,995 shares of Series D preferred stock to 18 accredited investors at a price of $7.50 per share, for a total purchase price of $23,744,963. The Registrant relied on Rule 506 and filed a Form D with the Commission for these sales.

STOCK OPTIONS

     With respect to shares granted and exercised under the Registrant's 1998 stock option plan, the Registrant relied on Rule 701 for the option grants to and exercises by non-executive employees and consultants, because they were made in connection with a written compensatory benefit plan. All such option grants were made in compliance with the limitations of Rule 701, as in effect when such option grants were made. Since May 1998 the Registrant has granted to employees and consultants stock options under the Registrant's 1998 stock option plan as set forth in the chart below.

                                                         NUMBER OF SHARES        EXERCISE
                                                        SUBJECT TO OPTIONS    PRICE PER SHARE
                                                        ------------------    ---------------
May 1998 to June 1998.................................        624,000              $0.05
July 1998 to January 1999.............................        478,500               0.10
February 1999.........................................         14,000               0.23
April 1999............................................         56,050               1.00
May 1999 to July 1999.................................        287,500               2.21
July 1999 to August 1999..............................         17,850               4.00
October 1999 to February 2000.........................        419,650               6.61
March 2000............................................        120,250               7.50

     The Registrant relied on Section 4(2) with respect to the option grants to and exercises by executive officers and directors under Registrant's 1998 stock option plan. Each of the four individuals who was granted and/or exercised such options was an accredited investor. We issued such options as follows:

                                                         NUMBER OF SHARES        EXERCISE
                                                        SUBJECT TO OPTIONS    PRICE PER SHARE
                                                        ------------------    ---------------
July 1998 to January 1999.............................       175,000               $0.10
June 1999 to July 1999................................       445,000               $2.21
November 1999 to February 2000........................       490,000               $6.61

ITEM 16. EXHIBITS

     (a) EXHIBITS

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  1.1*     Form of Underwriting Agreement
  3.1      Registrant's Restated Articles of Incorporation, as
           currently in effect
  3.2*     Form of Registrant's Restated Articles of Incorporation, to
           be in effect upon the closing of the offering
  3.3      Registrant's Bylaws, as currently in effect
  3.4*     Form of Registrant's Restated Bylaws, to be in effect upon the closing of the offering
  4.1      See Articles    and    of Exhibit 3.2 and Sections 2 and 6
           of Exhibit 3.4
  4.2      Amended and Restated Investors' Rights Agreement, dated
           March   , 2000
  4.4*     Form of Common Stock Certificate
  5.1*     Opinion of Perkins Coie LLP as to the legality of the
           securities being registered, including consent
 10.1*     Registrant's 2000 Stock Incentive Plan
 10.2      Registrant's 1998 Stock Option Plan
 10.3(1)   Advertising Insertion Order between Registrant and America
           Online, Inc., dated June 30, 1999
 10.4(1)   Service Order between Registrant and Be Free, Inc., dated
           June 14, 1999
 10.5      Lease Agreement between Registrant and Bridgetown
           Development Company, II, L.L.C., dated March 1, 1999
 10.6      Sublease Agreement between Registrant and A&M Warehouses,
           Inc., dated August 3, 1999
 10.7      Employment Agreement between Registrant and Robert S.
           Falcone, dated January 5, 2000

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 10.8      Employment Agreement between Registrant and Frank Sadowski, dated January 11, 1999
 10.9      Employment Agreement between Registrant and Timothy Zuckert, dated June 23, 1999
 23.1      Consent of PricewaterhouseCoopers, independent accountants
 23.2*     Consent of Perkins Coie LLP (included in Exhibit 5.1)
 24.1      Power of Attorney (See page II-6)
 27.1      Financial Data Schedule

-------------------------
 *  to be filed by amendment

(1) Portions of this Exhibit have been omitted based on a request for confidential treatment. These portions have been filed separately with the Commission.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on March 23, 2000.

                                          800.COM, INC.

                                          By:      /s/ GREGORY L. DREW
                                            ------------------------------------
                                                      Gregory L. Drew
                                                   Chairman of the Board,
                                                   Chief Executive Officer and
                                                          President

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Gregory L. Drew and Robert S. Falcone, and each of them, attorneys-in-fact for the undersigned, each with the power of substitution, for the undersigned in any and all capacities to sign any and all amendments to this Registration Statement (including post-effective amendments and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                 CAPACITIES                      DATE
                ---------                                 ----------                      ----
/s/ GREGORY L. DREW                         Chairman of the Board,                   March 23, 2000
------------------------------------------  Chief Executive Officer and President
Gregory L. Drew                             Principal Executive Officer

/s/ ROBERT S. FALCONE                       Senior Vice President, Chief Financial   March 23, 2000
------------------------------------------    Officer and Secretary
Robert S. Falcone                           Principal Financial and Accounting
                                            Officer

/s/ PETER G. BODINE                         Director                                 March 23, 2000
------------------------------------------
Peter G. Bodine

/s/ LEN K. JORDAN                           Director                                 March 23, 2000
------------------------------------------
Len K. Jordan

/s/ GERARD H. LANGELER                      Director                                 March 23, 2000
------------------------------------------
Gerard H. Langeler

/s/ JAMES G. SHENNAN, JR.                   Director                                 March 23, 2000
------------------------------------------
James G. Shennan, Jr.

/s/ SPENCER C. TALL                         Director                                 March 23, 2000
------------------------------------------
Spencer C. Tall

                                    EXHIBITS

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  1.1*     Form of Underwriting Agreement
  3.1      Registrant's Restated Articles of Incorporation, as
           currently in effect
  3.2*     Form of Registrant's Restated Articles of Incorporation, to
           be in effect upon the closing of the offering
  3.3      Registrant's Bylaws, as currently in effect
  3.4*     Form of Registrant's Restated Bylaws, to be in effect upon the closing of the offering
  4.1      See Articles                and                of Exhibit
           3.2 and Sections 2 and 6 of Exhibit 3.4
  4.2      Amended and Restated Investors' Rights Agreement, dated
           March   , 2000
  4.4*     Form of Common Stock Certificate
  5.1*     Opinion of Perkins Coie LLP as to the legality of the
           securities being registered, including consent
 10.1*     Registrant's 2000 Stock Incentive Plan
 10.2      Registrant's 1998 Stock Option Plan
 10.3(1)   Advertising Insertion Order between Registrant and America
           Online, Inc., dated June 30, 1999
 10.4(1)   Service Order between Registrant and Be Free, Inc., dated
           June 14, 1999
 10.5      Lease Agreement between Registrant and Bridgetown
           Development Company, II, L.L.C., dated March 1, 1999
 10.6      Sublease Agreement between Registrant and A&M Warehouses,
           Inc., dated August 3, 1999
 10.7      Employment Agreement between Registrant and Robert S.
           Falcone, dated January 5, 2000
 10.8      Employment Agreement between Registrant and Frank Sadowski, dated January 11, 1999
 10.9      Employment Agreement between Registrant and Timothy Zuckert, dated June 23, 1999
 23.1      Consent of PricewaterhouseCoopers, independent accountants
 23.2*     Consent of Perkins Coie LLP (included in Exhibit 5.1)
 24.1      Power of Attorney (See page II-6)
 27.1      Financial Data Schedule

-------------------------
 *  to be filed by amendment

(1) Portions of this Exhibit have been omitted based on a request for confidential treatment. These portions have been filed separately with the Commission.